    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                              SAFECO CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    WASHINGTON                                         91-0742146
         (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NUMBER)

                           4333 BROOKLYN AVENUE N.E.
                           SEATTLE, WASHINGTON 98185
                                (206) 545-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                                JAMES W. RUDDY
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           4333 BROOKLYN AVENUE N.E.
                           SEATTLE, WASHINGTON 98185
                                (206) 545-5000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                       OF AGENT FOR SERVICE OF PROCESS)

                                  COPIES TO:

           EVELYN CRUZ SROUFE                     SUSAN J. SUTHERLAND
       STEPHANIE G. DALEY-WATSON        SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
              PERKINS COIE                          919 THIRD AVENUE
     1201 THIRD AVENUE, 40TH FLOOR              NEW YORK, NEW YORK 10022
     SEATTLE, WASHINGTON 98101-3099                  (212) 735-3000
             (206) 583-8888

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================
  TITLE OF EACH CLASS OF
     SECURITIES TO BE                 PROPOSED MAXIMUM                       AMOUNT OF
        REGISTERED               AGGREGATE OFFERING PRICE(1)              REGISTRATION FEE
------------------------------------------------------------------------------------------
Common Stock, no par value....          $750,000,000                         $227,273
==========================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

                                 ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
===============================================================================

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with an underwritten public offering in the United States and Canada (the "U.S. Prospectus"), and one to be used in a concurrent underwritten public offering outside the United States and Canada (the "International Prospectus"). The Prospectuses are identical except for the front and back cover pages. The form of U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. Each of the alternate pages for the International Prospectus included herein is labeled "International Prospectus--Alternate Page." Final forms of each Prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) under the Securities Act of 1933, as amended.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED AUGUST 19, 1997

PROSPECTUS

                                14,000,000 SHARES

               [LOGO OF SAFECO    SAFECO CORPORATION
                APPEARS HERE]

                                 COMMON STOCK

                                   --------

  All the 14,000,000 shares of the Common Stock of SAFECO Corporation (the "Company") being offered hereby are being sold by the Company. The Common Stock of the Company is traded on the Nasdaq National Market ("Nasdaq") under the
symbol "SAFC." On          , 1997, the last reported sale price for the
Company's Common Stock on Nasdaq was $      per share. See "Price Range of
Common Stock and Dividend Policy."

  Of the 14,000,000 shares being offered, 11,200,000 shares are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters and 2,800,000 shares are being offered in a concurrent international offering (the "International Offering" and, together with the U.S. Offering, the "Offerings") outside the United States and Canada by the Managers. The U.S. Underwriters and the Managers are collectively referred to as the "Underwriters." The Price to Public and the Underwriting Discounts and Commissions for each of the Offerings will be identical.

 SEE "RISK FACTORS" BEGINNING ON PAGE 17 OF THIS PROSPECTUS FOR A DISCUSSION OF
   CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE
                          COMMON STOCK OFFERED HEREBY.

                                   --------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================
                                                          UNDERWRITING
                                        PRICE TO          DISCOUNTS AND         PROCEEDS
                                         PUBLIC          COMMISSIONS(1)       TO COMPANY(2)
-------------------------------------------------------------------------------------------
Per Share                              $                   $                   $
-------------------------------------------------------------------------------------------
Total(3)                             $                   $                   $
===========================================================================================

 (1) For information regarding indemnification of the Underwriters, see "Underwriting."
 (2) Before deducting expenses estimated at $        payable by the Company.
 (3) The Company has granted to the U.S. Underwriters a 30-day option to
     purchase up to           additional shares of Common Stock solely to
     cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the Price to Public, Underwriting Discounts and
     Commissions and Proceeds to Company will be $         , $          and
     $         , respectively.

                                   --------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares
of Common Stock will be available for delivery on or about           , 1997 at
the office of Smith Barney Inc., 333 West 34th Street, New York, New York
10001.

                                   --------

                               SMITH BARNEY INC.
      , 1997

                          FORWARD-LOOKING INFORMATION

  This Prospectus includes "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995 (the "PSLRA"). The PSLRA provides a "safe harbor" for such statements to encourage companies to provide prospective information about themselves so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. All statements other than statements of historical fact made in this Prospectus or incorporated by reference are forward-looking. In particular, the statements under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and those located elsewhere herein regarding industry prospects, the Company's future results of operations or financial position and pro forma information are forward-looking statements. Forward-looking statements represent management's current expectations and are inherently uncertain. Investors are warned that the Company's actual results may differ significantly from management's expectations and, therefore, from the results discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the "Risk Factors" described herein.

                               ----------------

  The Company owns, directly or indirectly, all the outstanding voting securities of property and casualty and life and health insurance companies domiciled or deemed to be commercially domiciled in eight states in the United States. State insurance regulatory laws require prior approval by state insurance departments of any acquisition of control of a domestic insurance company or commercially domiciled insurance company or of any company that controls such an insurance company. In the states where the Company's insurance subsidiaries are domiciled or deemed to be commercially domiciled, "control" is generally presumed to exist through the ownership of 10% or more of the voting securities of such an insurance company or any company that controls such an insurance company. Any purchase of shares of Common Stock that would result in the purchaser's owning 10% or more of the voting power of the Company will be presumed to result in the acquisition of control of the Company's insurance subsidiaries. Such an acquisition of Common Stock would require prior regulatory approval unless the Insurance Commissioner in each state in which the Company's insurance subsidiaries are domiciled or deemed to be commercially domiciled determines otherwise. In addition, many state insurance regulatory laws contain provisions that require prenotification to state agencies of a change of control of a nondomestic insurance company licensed in that state in the event specified market concentration thresholds are triggered by an acquisition. See "Description of Capital Stock--Insurance Regulations Concerning Change of Control."

  CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THE OFFERINGS, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following information is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. The information contained in this Prospectus reflects the October 1, 1997 acquisition (the "Acquisition") of American States Financial Corporation through a merger of American States with a newly formed subsidiary of SAFECO Corporation. The Company and American States are insurance holding companies. Each conducts its operations through its subsidiaries and has no direct operations. The Company's principal assets are the shares of capital stock of its subsidiaries. As used in this Prospectus, unless the context otherwise requires, "SAFECO" refers to SAFECO Corporation and its consolidated subsidiaries, excluding American States, "American States" refers to American States Financial Corporation and its consolidated subsidiaries, and the "Company" refers to SAFECO, together with its consolidated subsidiaries, including American States. Unless the context otherwise requires, historical data for the Company refer to combined historical data from SAFECO and American States on a pro forma basis giving effect to the Acquisition.

  Unless otherwise indicated, all data in this Prospectus assume that the U.S. Underwriters' over-allotment option is not exercised. Prospective investors should consider carefully the factors set forth herein under "Risk Factors."

  Unless otherwise indicated, financial information and operating statistics applicable to the Company, SAFECO and American States set forth in this Prospectus or incorporated by reference are based on U.S. generally accepted accounting principles ("GAAP"), not statutory accounting practices ("SAP"). In conformity with industry practice, financial information and operating statistics applicable to the insurance company subsidiaries of the Company and data derived from A.M. Best Company, Inc. ("A.M. Best") and National Association of Insurance Commissioners ("NAIC") sources, generally used for industry comparisons, are based on SAP. Industry rankings for the Company, which are based on A.M. Best 1996 data, have been adjusted to give effect to the Acquisition.

                                  THE COMPANY

OVERVIEW

  The Company is one of the largest property and casualty insurance companies in the United States. On a pro forma basis giving effect to the Acquisition and related financings, the Company had consolidated revenues of $5.9 billion in 1996, and total assets of $27.3 billion and total stockholders' equity of $5.0 billion at June 30, 1997. The Company provides a broad range of personal and commercial property and casualty insurance to individuals, businesses, government units and associations. SAFECO and American States have each underwritten property and casualty insurance since the 1920s. Through its insurance subsidiaries, the Company is licensed as a property and casualty insurer in all 50 states and the District of Columbia, with a significant presence in the Pacific Northwest and the Midwest. The Company's property and casualty operations generated approximately 92% of the Company's insurance revenues in 1996. Of the Company's 1996 net written property and casualty premiums of $3.9 billion, personal and commercial lines accounted for 60% and 40%, respectively.

  The Company is the third largest writer of personal lines insurance through independent agents in the United States and one of the largest writers of personal lines insurance overall, based on 1996 net written premiums published by A.M. Best. The Company's principal personal lines are automobile and homeowners insurance, which accounted for 66% and 27%, respectively, of the Company's approximately $2.4 billion of personal lines 1996 net written premiums. See "Business--Property and Casualty Insurance Product Lines-- Personal Lines."

  SAFECO significantly expanded its commercial lines business through the Acquisition. Management believes that American States is one of the largest writers in the United States of property and casualty insurance for businesses with fewer than 50 employees, which comprise a fast-growing segment of the United States economy. The Company's principal commercial lines are commercial multi-peril, commercial automobile, workers' compensation and surety, which accounted for 33%, 22%, 21% and 4%, respectively, of the Company's approximately $1.6 billion of commercial lines 1996 net written premiums. See "Business--Property and Casualty Insurance-- Product Lines--Commercial Lines."

  The Company also offers annuities, retirement services and group life and health and individual life insurance. In addition, the Company conducts commercial lending and leasing, asset management, insurance agency and financial services distribution operations, and real estate investment and management.

  The Company believes that it has the following competitive advantages: (i) an ability to generate superior underwriting results as demonstrated by SAFECO's and American States' combined ratios being consistently lower than industry averages over the past ten years; (ii) a demonstrated ability to manage an independent agent distribution system effectively; (iii) a broad selection of products marketed in a variety of business segments; (iv) a focused presence in geographic areas where management believes it can underwrite and price profitably; and (v) a management team consisting of highly qualified and experienced professionals with recognized expertise in both personal and commercial lines.

STRATEGY

  The Company's strategic objective is to be the leading insurer in the United States that markets its products through independent insurance agents. The Acquisition was an integral step in furthering this strategic objective. In management's view, the Acquisition solidified the Company's position as a national market leader within the property and casualty insurance industry by providing an important additional source of long-term revenue and earnings growth and by expanding the Company's product mix and geographic reach. In particular, the Acquisition coupled SAFECO's premier personal lines business with American States' similarly successful commercial lines business, and accelerated the Company's growth into the Midwest.

  The Company believes that the combined financial strength and capital resources of SAFECO and American States, together with the experience of the two companies' management teams, provide the Company with a significantly stronger financial and operational base. By capitalizing on cross-selling opportunities arising from the Acquisition and capturing a larger share of business generated by existing agents, management projects that incremental annual revenues will increase to approximately $170 million for the year 2000. Management has also identified annual cost savings from the Acquisition to be realized through improved efficiencies and cost reductions that will increase to approximately $80 million for the year 2000. Management believes that there are additional opportunities to increase revenues and reduce costs beyond the year 2000.

  Management has established the following strategic initiatives for the
Company:

    Be the Leading Company Distributing Through Independent Agents. The Company intends to be the leading insurer in the United States that markets its products and services through independent insurance agents. The Acquisition added approximately 4,000 independent agents to SAFECO's agent force for a combined SAFECO and American States total of approximately 8,000 independent agents, or nearly 20% of the independent agents in the United States. Management believes that its relationship with its agent force is excellent. Through further development of its relationships with agents, the Company seeks to become the first or second largest provider of insurance and services to its agents and thereby capture a larger share of the most profitable business generated by such agents.

    Capitalize on Enhanced Product Portfolio and Cross-Selling Opportunities. The combination of SAFECO and American States provides independent agents a broader range of products than either company offered on a stand-alone basis. The Acquisition increases the Company's opportunities to cross-sell products and leverage existing marketing and distribution systems, particularly by introducing American States' small commercial lines products to existing SAFECO agents and SAFECO's personal and large commercial lines products to existing American States agents. The Acquisition also creates additional opportunities to market the Company's life and health insurance and financial services through a broader agent network.

    Integrate American States and SAFECO. The Company plans to benefit from the respective strengths of SAFECO and American States and to leverage the "best practices" of each. While personal lines represented approximately 72% of SAFECO's net written property and casualty premiums in 1996, commercial lines represented approximately 57% of American States' 1996 net written property and casualty premiums. The Company believes that combining SAFECO's premier personal lines business with American States' strong commercial lines business will allow the Company to achieve better results than either company could achieve on a stand-alone basis. A transition team of managers from SAFECO and American States is working to enhance revenues, improve efficiencies and reduce costs.

    Increase Underwriting in Profitable States and Manage Exposures. The combination of SAFECO and American States geographically diversifies the Company's revenue and earnings base and its catastrophic risk exposure by accelerating the Company's growth east of the Rocky Mountains, as illustrated by the map below. Management believes that insurers generally have been able to manage risk selection and pricing effectively in the Midwest. Giving effect to the Acquisition, 34% of the Company's 1996 direct written property and casualty premiums were generated in Washington, Oregon and California, which represents a reduction from 45% for SAFECO prior to the Acquisition. See "Business--Property and Casualty Geographic Distribution."

 [Map of United States showing location of SAFECO's top ten states based on net written premiums in 1996 and states with over $20 million of direct written premiums in 1996 by American States with the following language: "SAFECO's top ten states, based on direct written premiums in 1996" and "States with over $20 million of direct written premiums in 1996 by American States that do not overlap with SAFECO's top ten states."]

    Capitalize on Effective Use of Technology. The Company will continue to use technology and automated systems to deliver exceptional service and innovative products and to develop and strengthen its relationships with agents. SAFECO and American States were among the first in the industry to implement on-line integrated policy rating, billing, issuing and servicing systems to interface electronically with agents. Management believes that the Company continues to be an industry leader in the use of technology. This use of technology enables the Company to deliver superior customer service and to reduce the handling costs associated with the low-premium, high-volume nature of small commercial and personal lines insurance. See "Business--Technology."

ACQUISITION OF AMERICAN STATES

  Effective October 1, 1997, SAFECO acquired American States through the merger of American States with a newly formed subsidiary of SAFECO. In connection with the Acquisition, each share of outstanding common stock of American States was converted into the right to receive $47.00 in cash, for an aggregate purchase price of approximately $2.8 billion. SAFECO also repaid approximately $300 million of outstanding debt obligations of American States. SAFECO financed the purchase price for the Acquisition from various sources, including proceeds from the issuance of $200 million aggregate principal amount of senior notes and $850 million aggregate liquidation amount of capital securities by a subsidiary trust. See "Capitalization" and "Unaudited Pro Forma Combined Condensed Financial Statements."

                                 THE OFFERINGS

 Common Stock offered:
    U.S. Offering................... 11,200,000 shares
    International Offering..........  2,800,000 shares
        Total....................... 14,000,000 shares
 Common Stock Outstanding After
  Offerings......................... 140,343,401 shares(1)
 Use of Proceeds.................... The Company intends to use the net proceeds from the Offerings to retire
                                     certain indebtedness incurred in
                                     connection with the Acquisition. See "Use
                                     of Proceeds."
 Dividend Policy.................... SAFECO has paid dividends to stockholders continuously since 1933. SAFECO paid a
                                     cash dividend of $0.32 per share with
                                     respect to the quarter ended June 30,
                                     1997. See "Price Range of Common Stock
                                     and Dividend Policy."
 Nasdaq Symbol...................... SAFC
 Risk Factors....................... Prospective investors should consider carefully all the information in this
                                     Prospectus and, in particular, should
                                     evaluate the items set forth under "Risk
                                     Factors" before purchasing shares of
                                     Common Stock offered hereby.

--------
(1) Excludes 2,074,930 shares issuable upon exercise of employee stock options outstanding at June 30, 1997.

                        SELECTED FINANCIAL INFORMATION

SELECTED GAAP CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF SAFECO

  The selected consolidated financial information presented below is derived from the consolidated financial statements of SAFECO and its subsidiaries. Such financial statements have been audited by Ernst & Young LLP, independent auditors, for each of the three years in the period ended December 31, 1996. The consolidated financial statements of SAFECO and its subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 are incorporated by reference to the SAFECO Annual Report on Form 10-K for the year ended December 31, 1996 (the "SAFECO Annual Report"), and the information set forth below should be read in conjunction with such consolidated financial statements and the notes thereto. See "Incorporation of Certain Documents by Reference." The selected consolidated financial information as of June 30, 1997 and for the six months ended June 30, 1997 and 1996 are derived from unaudited consolidated financial statements of SAFECO which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information. The results for the six months ended June 30, 1997 do not necessarily indicate the results for the entire year.

                                    SIX MONTHS ENDED
                                        JUNE 30,       YEAR ENDED DECEMBER 31,
                                    ----------------- --------------------------
                                      1997     1996     1996     1995     1994
                                    -------- -------- -------- -------- --------
                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
 Insurance:
 Property and casualty earned
  premiums........................  $1,176.4 $1,112.4 $2,275.4 $2,162.1 $2,053.4
 Life and health premiums and
  other revenues..................     134.9    132.3    265.9    261.6    276.8
                                    -------- -------- -------- -------- --------
  Total...........................   1,311.3  1,244.7  2,541.3  2,423.7  2,330.2
 Other............................     110.5    106.3    217.3    191.6    201.8
 Net investment income............     583.7    549.8  1,116.7  1,075.3    991.6
 Realized investment gain.........      40.8     52.8     90.1     64.3     39.0
                                    -------- -------- -------- -------- --------
  Total revenues..................   2,046.3  1,953.6  3,965.4  3,754.9  3,562.6
                                    -------- -------- -------- -------- --------
Expenses:
 Losses, adjustment expense and
  policy benefits.................   1,210.3  1,167.7  2,362.7  2,250.4  2,202.3
 Commissions......................     226.6    201.4    415.7    401.2    394.1
 Interest.........................      37.4     35.4     72.4     85.4     70.3
 Other............................     271.9    264.3    536.1    504.1    506.2
                                    -------- -------- -------- -------- --------
  Total expenses..................   1,746.2  1,668.8  3,386.9  3,241.1  3,172.9
                                    -------- -------- -------- -------- --------
Income before income taxes........     300.1    284.8    578.5    513.8    389.7
Provision for federal income
 taxes............................      71.4     68.1    139.5    114.8     75.3
                                    -------- -------- -------- -------- --------
Net income........................  $  228.7 $  216.7 $  439.0 $  399.0 $  314.4
                                    ======== ======== ======== ======== ========
Net income per share of common
 stock:
 Income before realized gain......  $   1.60 $   1.45 $   3.02 $   2.84 $   2.29
 Realized gain....................       .21      .27      .46      .33      .21
                                    -------- -------- -------- -------- --------
Net income per share..............  $   1.81 $   1.72 $   3.48 $   3.17 $   2.50
                                    ======== ======== ======== ======== ========
Weighted average shares
 outstanding......................     126.3    126.0    126.1    126.0    125.9

                                                       (Continued on next page)

(Continued from previous page)

                                                   AT DECEMBER 31,
                                AT JUNE 30, -------------------------------
                                   1997       1996       1995       1994
                                ----------- ---------  ---------  ---------
                                         (IN MILLIONS, EXCEPT RATIOS)
BALANCE SHEET DATA:
Assets:
 Investments:
  Fixed maturities available-
   for-sale, at market value..   $12,238.2  $11,936.2  $11,928.1  $ 9,509.1
  Fixed maturities held-to-
   maturity, at amortized
   cost.......................     2,698.1    2,488.3    2,044.5    2,053.1
  Marketable equity
   securities, at market
   value......................     1,501.1    1,298.8    1,119.4      855.1
  Other invested assets.......     1,244.4    1,166.2    1,040.2    1,049.7
                                 ---------  ---------  ---------  ---------
   Total investments..........    17,681.8   16,889.5   16,132.2   13,467.0
 Finance receivables..........       913.8      829.1      741.2      619.1
 Premiums and other service
  fees receivable.............       486.9      467.2      444.6      418.7
 Deferred policy acquisition
  costs.......................       411.6      396.1      356.4      388.8
 Other assets.................       894.7      844.6      817.0      849.8
 Separate account assets......       662.2      491.2      276.4      158.3
                                 ---------  ---------  ---------  ---------
   Total assets...............   $21,051.0  $19,917.7  $18,767.8  $15,901.7
                                 =========  =========  =========  =========
Liabilities and Stockholders'
 Equity:
 Losses, adjustment expense
  and future policy benefits..   $ 2,128.8  $ 2,237.8  $ 2,361.3  $ 2,421.2
 Unearned premiums............       981.7      946.9      910.8      867.0
 Funds held under deposit
  contracts...................    10,402.8    9,792.7    8,756.4    7,988.5
 Short-term debt..............       906.3      793.4      608.6      639.3
 Long-term debt...............       434.9      440.1      458.9      343.6
 Other liabilities............     1,163.7    1,100.3    1,412.8      654.3
 Separate account liabilities.       662.2      491.2      276.4      158.3
                                 ---------  ---------  ---------  ---------
   Total liabilities..........    16,680.4   15,802.4   14,785.2   13,072.2
                                 ---------  ---------  ---------  ---------
 Common stock.................       227.9      225.3      217.4      211.2
 Retained earnings............     3,190.4    3,042.2    2,755.5    2,495.8
 Unrealized appreciation of
  investment securities, net
  of tax/other................       952.3      847.8    1,009.7      122.5
                                 ---------  ---------  ---------  ---------
   Total stockholders' equity.     4,370.6    4,115.3    3,982.6    2,829.5
                                 ---------  ---------  ---------  ---------
   Total liabilities and
    stockholders' equity......   $21,051.0  $19,917.7  $18,767.8  $15,901.7
                                 =========  =========  =========  =========
OTHER PROPERTY AND CASUALTY DATA--STATUTORY
 BASIS:
Policyholders' surplus(1).....   $ 2,431.1  $ 2,166.2  $ 1,864.7  $ 1,506.1
Ratio of net written premiums
 to policyholders' surplus(2).         1.0x       1.1x       1.2x       1.4x
Combined ratio(3).............        97.6%      98.8%      99.6%     103.6%
Industry combined ratio(4)....         N/A      105.8%     106.5%     108.4%

--------
(1) Excludes surplus of SAFECO's life and health subsidiaries of $619.0, $587.7, $504.7 and $416.8 at June 30, 1997 and December 31, 1996, 1995 and
    1994, respectively.

(2) Annual ratios represent statutory net written premiums for the year divided by statutory policyholders' surplus at the end of the year attributable to the property and casualty business. The six-month ratio is based on annualized statutory net written premiums divided by statutory policyholders' surplus at the end of the six-month period.

(3) The combined ratio is an industry measurement of the results of property and casualty insurance underwriting. This ratio is the sum of the ratio of incurred losses and loss adjustment expenses to net earned premiums (the "loss and LAE ratio"), the ratio of underwriting expenses incurred to net written premiums (the "underwriting expense ratio") and, where applicable, the ratio of dividends to policyholders to net earned premiums. A combined ratio under 100% generally indicates an underwriting profit; a combined ratio over 100% generally indicates an underwriting loss.

(4) Source: A.M. Best; data for 1997 are not yet available.

SELECTED GAAP CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF AMERICAN STATES

  The selected consolidated financial information presented below is derived from the consolidated financial statements of American States and its subsidiaries. Such financial statements have been audited by Ernst & Young LLP, independent auditors, for each of the three years in the period ended December 31, 1996. The consolidated financial statements of American States and its subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 are incorporated by reference to the American States Annual Report on Form 10-K, Form 10-K/A(1) and Form 10-K/A(2) for the year ended December 31, 1996 (the "American States Annual Report"), and the information set forth below should be read in conjunction with such consolidated financial statements and the notes thereto. See "Incorporation of Certain Documents by Reference." The selected consolidated financial information as of June 30, 1997 and for the six months ended June 30, 1997 and 1996 are derived from unaudited consolidated financial statements of American States which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information. The results for the six months ended June 30, 1997 do not necessarily indicate the results for the entire year.

                                   SIX MONTHS ENDED
                                       JUNE 30,       YEAR ENDED DECEMBER 31,
                                   ----------------- ---------------------------
                                     1997     1996     1996     1995      1994
                                   -------- -------- -------- --------  --------
                                                   (IN MILLIONS)
INCOME STATEMENT DATA:
Revenues:
 Insurance:
 Property and casualty earned
  premiums.......................  $  824.1 $  819.6 $1,617.2 $1,689.6  $1,693.5
 Life and health premiums and
  other revenues.................      29.0     28.9     56.9     56.8      52.5
                                   -------- -------- -------- --------  --------
  Total..........................     853.1    848.5  1,674.1  1,746.4   1,746.0
 Other...........................       6.7      --       --     (28.4)      --
 Net investment income...........     133.0    134.5    274.3    266.6     260.5
 Realized investment gain........      19.4     28.4     35.6     41.0      19.9
                                   -------- -------- -------- --------  --------
  Total revenues.................   1,012.2  1,011.4  1,984.0  2,025.6   2,026.4
                                   -------- -------- -------- --------  --------
Expenses:
 Losses, adjustment expense and
  policy benefits................     620.9    655.9  1,248.9  1,242.3   1,272.0
 Commissions.....................     140.8    144.4    283.0    291.6     296.9
 Interest........................      10.4      1.8     12.4      --        --
 Other...........................     120.8    122.4    244.0    282.6     257.2
                                   -------- -------- -------- --------  --------
  Total expenses.................     892.9    924.5  1,788.3  1,816.5   1,826.1
                                   -------- -------- -------- --------  --------
Income before income taxes.......     119.3     86.9    195.7    209.1     200.3
Provision for federal income
 taxes...........................      21.0     10.2     26.0     30.8      15.7
                                   -------- -------- -------- --------  --------
Net income.......................  $   98.3 $   76.7 $  169.7 $  178.3  $  184.6
                                   ======== ======== ======== ========  ========
Net income before realized
 investment gain.................  $   88.0 $   59.6 $  146.2 $  156.7  $  171.6

                                                       (Continued on next page)

(Continued from previous page)

                                                        AT DECEMBER 31,
                                       AT JUNE 30, ----------------------------
                                          1997       1996      1995      1994
                                       ----------- --------  --------  --------
                                            (IN MILLIONS, EXCEPT RATIOS)
BALANCE SHEET DATA:
Assets:
 Investments:
  Fixed maturities available-for-
   sale, at market value.............   $3,787.6   $3,763.9  $3,860.9  $3,429.9
  Marketable equity securities, at
   market value......................      460.6      435.1     437.7     522.5
  Other invested assets..............      135.5      143.6     131.6     188.9
                                        --------   --------  --------  --------
   Total investments.................    4,383.7    4,342.6   4,430.2   4,141.3
 Premiums receivable.................      482.8      413.4     377.8     384.0
 Deferred policy acquisition costs...      212.3      202.2     199.2     210.8
 Other assets........................      573.1      582.9     532.0     683.2
                                        --------   --------  --------  --------
   Total assets......................   $5,651.9   $5,541.1  $5,539.2  $5,419.3
                                        ========   ========  ========  ========
Liabilities and Stockholders' Equity:
 Losses, adjustment expense and
  future policy benefits.............   $2,854.7   $2,868.3  $2,828.3  $2,878.2
 Unearned premiums...................      746.1      712.0     718.5     725.4
 Short-term debt.....................       66.7       66.7       --        --
 Long-term debt......................      232.9      232.9       --        --
 Other liabilities...................      334.5      325.2     323.7     347.1
                                        --------   --------  --------  --------
   Total liabilities.................    4,234.9    4,205.1   3,870.5   3,950.7
                                        --------   --------  --------  --------
 Common stock........................      304.5      304.5     387.5     387.5
 Retained earnings...................      941.0      867.9   1,069.4   1,090.1
 Unrealized appreciation
  (depreciation) of investment
  securities, net of tax.............      171.5      163.6     211.8      (9.0)
                                        --------   --------  --------  --------
   Total stockholders' equity........    1,417.0    1,336.0   1,668.7   1,468.6
                                        --------   --------  --------  --------
   Total liabilities and
    stockholders' equity.............   $5,651.9   $5,541.1  $5,539.2  $5,419.3
                                        ========   ========  ========  ========
OTHER PROPERTY AND CASUALTY DATA--STATUTORY BASIS:
Policyholders' surplus(1)............   $1,092.9   $  966.0  $1,011.0  $  980.7
Ratio of net written premiums to
 policyholders' surplus(2)...........        1.5x       1.7x      1.7x      1.7x
Combined ratio(3)....................      102.9%     105.8%    103.6%    104.6%
Industry combined ratio(4)...........        N/A      105.8%    106.5%    108.4%

--------
(1) Excludes surplus of American States Life Insurance Company of $60.6, $57.4, $51.7 and $61.2 at June 30, 1997 and December 31, 1996, 1995 and
    1994, respectively.

(2) Annual ratios represent statutory net written premiums for the year divided by statutory policyholders' surplus at the end of the year attributable to the property and casualty business. The six-month ratio is based on annualized statutory net written premiums divided by statutory policyholders' surplus at the end of the six-month period.

(3) The combined ratio is an industry measurement of the results of property and casualty insurance underwriting. This ratio is the sum of the loss and LAE ratio, the underwriting expense ratio and, where applicable, the ratio of dividends to policyholders to net earned premiums. A combined ratio under 100% generally indicates an underwriting profit; a combined ratio over 100% generally indicates an underwriting loss.

(4)Source: A.M. Best; data for 1997 are not yet available.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The following unaudited pro forma combined condensed statements of income of the Company for the six months ended June 30, 1997 and for the year ended December 31, 1996 present results for the Company as if the Acquisition, the Offerings and the other financings consummated by the Company in connection with the Acquisition (including the Related Financings, as hereinafter defined) had occurred at January 1, 1996. See "Capitalization." The accompanying unaudited pro forma combined condensed balance sheet as of June 30, 1997 gives effect to the Acquisition, the Offerings and the other financings consummated by the Company in connection with the Acquisition (including the Related Financings) as if they had occurred as of June 30, 1997. The unaudited pro forma combined condensed financial statements do not purport to represent the Company's financial position or the operating results that would have been achieved had the Acquisition been consummated as of the dates indicated and should not be construed as projecting the Company's future financial position or operating results. The unaudited pro forma combined condensed financial statements do not reflect any projected revenue increases or cost savings. The pro forma adjustments are based on available information and certain assumptions that the Company currently believes are reasonable under the circumstances.

  The unaudited pro forma combined condensed financial statements should be read in conjunction with the accompanying notes thereto, the historical consolidated financial statements of SAFECO as of and for the year ended December 31, 1996 and the six months ended June 30, 1997 and the historical consolidated financial statements of American States as of and for the year ended December 31, 1996 and the six months ended June 30, 1997, in each case incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference."

  The pro forma adjustments are applied to the historical financial statements to account for, among other things, the Acquisition using the purchase method of accounting. Under purchase accounting, the total purchase cost for the Acquisition has been allocated to the assets and liabilities of American States based on their fair values. Allocations are subject to valuations as of the date of the Acquisition based on appraisals and other studies which are not yet completed. Accordingly, the final allocations will be different from the amounts reflected herein. Although the final allocations will differ, the unaudited pro forma combined condensed financial statements reflect management's best estimates based on currently available information as of the date of this Prospectus.

  As part of the Acquisition, SAFECO and Lincoln National Corporation ("Lincoln National"), as the majority shareholder of American States, jointly elected to treat the purchase of American States by SAFECO as an asset acquisition for federal income tax purposes pursuant to Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. This election allows the Company to deduct the amortization of goodwill recorded in the Acquisition, thereby significantly improving the Company's future cash flows.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                        AS OF JUNE 30, 1997 (UNAUDITED)

                                HISTORICAL       PRO FORMA
                            ------------------- ADJUSTMENTS
                                       AMERICAN   INCREASE    NOTE    PRO FORMA
                             SAFECO     STATES   (DECREASE) REFERENCE COMBINED
                            ---------  -------- ----------- --------- ---------
                                              (IN MILLIONS)
ASSETS:
 Investments:
 Fixed maturities
  available-for-sale, at
  market value............  $12,238.2  $3,787.6   $(600.0)     (a)    $15,425.8
 Fixed maturities held-to-
  maturity, at amortized
  cost....................    2,698.1       --                          2,698.1
 Marketable equity
  securities, at market
  value...................    1,501.1     460.6                         1,961.7
 Mortgage loans...........      460.3      21.9                           482.2
 Real estate..............      614.6       --                            614.6
 Short-term investments...      110.1      74.2                           184.3
 Other invested assets....       59.4      39.4                            98.8
                            ---------  --------   -------      ---    ---------
  Total investments.......   17,681.8   4,383.7    (600.0)             21,465.5
 Cash.....................       80.5      19.3     (42.0)     (b)         57.8
 Accrued investment
  income..................      247.6      64.9                           312.5
 Finance receivables......      913.8       --                            913.8
 Premiums and other
  service fees receivable.      486.9     482.8                           969.7
 Reinsurance recoverables.      129.9     175.1                           305.0
 Deferred policy
  acquisition costs.......      411.6     212.3                           623.9
 Deferred federal income
  taxes recoverable.......        --      121.1     102.5      (b)          0.0
                                                   (223.6)     (b)
 Land, buildings and
  equipment for company
  use.....................      171.7      31.8                           203.5
 Cost in excess of net
  assets of acquired
  subsidiaries............       41.1      96.1     (96.1)     (b)      1,525.1
                                                  1,484.0      (b)
 Other assets.............      223.9      64.8                           288.7
 Separate account assets..      662.2       --                            662.2
                            ---------  --------   -------             ---------
  Total assets............  $21,051.0  $5,651.9   $ 624.8             $27,327.7
                            =========  ========   =======             =========
LIABILITIES AND
 STOCKHOLDERS' EQUITY:
 Losses, adjustment
  expense and future
  policy benefits.........  $ 2,128.8  $2,854.7                (c)    $ 4,983.5
 Unearned premiums........      981.7     746.1                         1,727.8
 Funds held under deposit
  contracts...............   10,402.8       --                         10,402.8
 Short-term debt..........      906.3      66.7   $ (66.7)     (a)      1,613.3
                                                    707.0      (a)
 Long-term debt...........      434.9     232.9    (232.9)     (a)        634.9
                                                    200.0      (a)
 Other liabilities........      669.3     334.5      41.0      (b)      1,044.8
                                                               (d)
 Current federal income
  taxes payable...........       12.3       --                             12.3
 Deferred federal income
  taxes payable...........      482.1       --     (223.6)     (b)        258.5
 Separate account
  liabilities.............      662.2       --                            662.2
                            ---------  --------   -------             ---------
  Total liabilities.......   16,680.4   4,234.9     424.8              21,340.1
 Company-obligated,
  mandatorily redeemable
  capital securities of
  subsidiary trusts
  holding solely junior
  subordinated debentures
  of the Company..........                          990.0      (a)        990.0
                            ---------  --------   -------             ---------
 Common stock.............      227.9     304.5    (304.5)     (e)        854.9
                                                    627.0      (a)
 Retained earnings........    3,190.4     941.0    (941.0)     (e)      3,190.4
 Unrealized appreciation
  of investment
  securities, net of tax..      956.6     171.5    (171.5)     (e)        956.6
 Unrealized loss from
  foreign currency
  translation, net of tax.       (4.3)      --                             (4.3)
                            ---------  --------   -------             ---------
  Total stockholders'
   equity.................    4,370.6   1,417.0    (790.0)              4,997.6
                            ---------  --------   -------             ---------
  Total liabilities and
   stockholders' equity...  $21,051.0  $5,651.9   $ 624.8             $27,327.7
                            =========  ========   =======             =========

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
               FOR THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                HISTORICAL        PRO FORMA
                             ------------------  ADJUSTMENTS             PRO
                                       AMERICAN   INCREASE     NOTE     FORMA
                              SAFECO    STATES   (DECREASE)  REFERENCE COMBINED
                             --------  --------  ----------- --------- --------
                                 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
 Insurance:
 Property and casualty
  earned premiums..........  $1,176.4  $  824.1                        $2,000.5
 Life and health premiums
  and other revenues.......     134.9      29.0                           163.9
                             --------  --------                        --------
  Total....................   1,311.3     853.1                         2,164.4
 Real estate...............      32.7       --                             32.7
 Finance...................      41.0       --                             41.0
 Asset management..........      11.7       --                             11.7
 Other.....................      25.1       6.7                            31.8
 Net investment income.....     583.7     133.0    $(16.2)       (f)      700.5
 Realized investment gain..      40.8      19.4                            60.2
                             --------  --------    ------              --------
  Total revenues...........   2,046.3   1,012.2     (16.2)              3,042.3
                             --------  --------    ------              --------
EXPENSES:
 Losses, adjustment expense
  and policy benefits......   1,210.3     620.9                         1,831.2
 Commissions...............     226.6     148.3                           374.9
 Interest..................      37.4      10.4      18.1        (f)       65.9
 Other.....................     284.9     122.4      24.8        (f)      431.3
                                                     (0.8)       (f)
 Amortization of deferred
  policy acquisition costs.     223.1     169.0                           392.1
 Deferral of policy
  acquisition costs........    (236.1)   (178.1)                         (414.2)
                             --------  --------    ------              --------
  Total expenses...........   1,746.2     892.9      42.1               2,681.2
                             --------  --------    ------              --------
Income before income taxes.     300.1     119.3     (58.3)                361.1
Provision (benefit) for
 federal income taxes......      71.4      21.0     (13.2)       (g)       79.2
                             --------  --------    ------              --------
Income before distributions
 on capital securities.....     228.7      98.3     (45.1)                281.9
Distributions on capital
 securities, net of tax....       --        --       26.8        (h)       26.8
                             --------  --------    ------              --------
Net income available to
 common stockholders.......  $  228.7  $   98.3    $(71.9)             $  255.1
                             ========  ========    ======              ========
Net income per share of
 common stock:
 Income before realized
  gain.....................  $   1.60                                  $   1.55
 Realized gain.............       .21                                       .27
                             --------                                  --------
Net income per share.......  $   1.81                                  $   1.82
                             ========                                  ========
Weighted average shares
 outstanding...............     126.3                            (i)      140.1

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                FOR THE YEAR ENDED DECEMBER 31, 1996 (UNAUDITED)

                                HISTORICAL        PRO FORMA
                             ------------------  ADJUSTMENTS             PRO
                                       AMERICAN   INCREASE     NOTE     FORMA
                              SAFECO    STATES   (DECREASE)  REFERENCE COMBINED
                             --------  --------  ----------- --------- --------
                                 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
 Insurance:
 Property and casualty
  earned premiums..........  $2,275.4  $1,617.2                        $3,892.6
 Life and health premiums
  and other revenues.......     265.9      56.9                           322.8
                             --------  --------                        --------
  Total....................   2,541.3   1,674.1                         4,215.4
 Real estate...............      79.9       --                             79.9
 Finance...................      75.7       --                             75.7
 Asset management..........      23.2       --                             23.2
 Other.....................      38.5       --                             38.5
 Net investment income.....   1,116.7     274.3   $  (32.4)     (f)     1,358.6
 Realized investment gain..      90.1      35.6                           125.7
                             --------  --------   --------             --------
  Total revenues...........   3,965.4   1,984.0      (32.4)             5,917.0
                             --------  --------   --------             --------
EXPENSES:
 Losses, adjustment expense
  and policy benefits......   2,362.7   1,248.9                         3,611.6
 Commissions...............     415.7     283.0                           698.7
 Interest..................      72.4      12.4       36.1      (f)       120.9
 Other.....................     552.6     243.8       49.5      (f)       844.4
                                                      (1.5)     (f)
 Amortization of deferred
  policy acquisition costs.     426.9     338.0                           764.9
 Deferral of policy
  acquisition costs........    (443.4)   (337.8)                         (781.2)
                             --------  --------   --------             --------
  Total expenses...........   3,386.9   1,788.3       84.1              5,259.3
                             --------  --------   --------             --------
Income before income taxes.     578.5     195.7     (116.5)               657.7
Provision (benefit) for
 federal income taxes......     139.5      26.0      (26.3)     (g)       139.2
                             --------  --------   --------             --------
Income before distributions
 on capital securities.....     439.0     169.7      (90.2)               518.5
Distributions on capital
 securities, net of tax....       --        --        53.6      (h)        53.6
                             --------  --------   --------             --------
Net income available to
 common stockholders.......  $  439.0  $  169.7   $ (143.8)            $  464.9
                             ========  ========   ========             ========
Net income per share of
 common stock:
 Income before realized
  gain.....................  $   3.02                                  $   2.73
 Realized gain.............       .46                                       .59
                             --------                                  --------
Net income per share.......  $   3.48                                  $   3.32
                             ========                                  ========
Weighted average shares
 outstanding...............     126.1                           (i)       139.9

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                      (IN MILLIONS, EXCEPT SHARE AMOUNTS)

  (a) The following adjustments reflect the funding of the Acquisition:

   SOURCES:
     Proceeds from issuance of commercial paper (after application of the net proceeds of the Offerings).............................  $  707.0
     Proceeds from issuance of 6 7/8% Notes due 2007 (the "Senior
      Notes")........................................................     200.0
     Net proceeds from issuance of capital securities................     990.0
     Net proceeds from issuance of common stock......................     627.0
     Dividend from SAFECO's property and casualty subsidiaries.......     600.0
                                                                       --------
       Total.........................................................  $3,124.0
                                                                       ========
   USES:
     Purchase price of outstanding shares of common stock of American
      States (60,093,615 shares x $47)...............................  $2,824.4
     Retirement of American States debt..............................     299.6
                                                                       --------
       Total.........................................................  $3,124.0
                                                                       ========

  (b) The following adjustments result from the allocation of the purchase price for the Acquisition based on the fair value of the net assets acquired:

                                                                        DEBIT
                                                                       (CREDIT)
                                                                       --------
   ASSETS:
     Record the direct out-of-pocket costs of the Acquisition........  $  (42.0)
     Adjustment to reflect the deferred tax benefit of purchase
      accounting adjustments.........................................     102.5
     Net American States' deferred tax asset against SAFECO's
      deferred tax liability.........................................    (223.6)
     Eliminate American States' goodwill.............................     (96.1)
     Record the excess of the cost to acquire American States over
      the fair value of net assets acquired (goodwill)...............   1,484.0
   LIABILITIES:
     Adjustments to other liabilities:
      Record lease-related fair value adjustments....................  $  (18.0)
      Record the estimated liability for change of control and other costs for certain executive officers and employees of American
       States........................................................     (30.0)
      Increase liability for pension obligations.....................      (9.6)
      Reduce liability for postretirement obligations................      16.6
                                                                       --------
       Total adjustments to other liabilities........................  $  (41.0)
                                                                       ========

  (c) Adjustments of unpaid loss and loss adjustment expense resulting from the Company's evaluation of American States' reserves will be recorded in operations in the period determined. The Company expects to record $40.0 of additional reserves in the fourth quarter of 1997, which will result in an after-tax charge of $26.0 for such quarter.

  (d) The Company expects to accrue in the fourth quarter of 1997 an estimated liability of $23.0 ($15.0 after-tax) for first-year incentive commissions on certain American States' personal lines business.

                                                       (Continued on next page)

(Continued from previous page)

  (e) Adjustment to eliminate American States' equity:

     Common stock...................................................... $(304.5)
     Retained earnings.................................................  (941.0)
     Unrealized gain...................................................  (171.5)

  (f) The following adjustments reflect the annual income statement effect of the pro forma adjustments. The income statement adjustments for the six-month period ended June 30, 1997 are equal to one-half of the annual amounts presented:

                                                                ANNUAL INCREASE
                                                                 (DECREASE) IN
                                                                 PRETAX INCOME
                                                                ---------------
   Investment income:
     Loss of investment income due to dividend from SAFECO's
      property and casualty subsidiaries ($600.0 x 5.4%, rate
      based on market yields for tax-exempt securities at
      August 4, 1997)..........................................     $ (32.4)
   Interest expense:
     Retire existing American States debt ($100.0 x 7 1/8%,
      $200.0 x 6.7%)...........................................     $  20.5
     Commercial paper interest expense ($707.0 x 6.0%).........       (42.4)
     Senior Notes interest expense ($200.0 x 7.1%).............       (14.2)
                                                                    -------
       Total interest expense effect...........................       (36.1)
                                                                    -------
   Record the amortization of goodwill over 30 years...........       (49.5)
   Record amortization of unfavorable lease obligation.........         1.5
                                                                    -------
       Total pretax income effect..............................     $(116.5)
                                                                    =======
   (g) Record income tax expense (benefit) of the pro forma
       adjustments.............................................     $ (26.3)
   (h) Distributions on capital securities, net of tax
       ($1,000 x 8.25% = 82.5) x (100% - 35%)..................     $  53.6

  The interest rate on the Senior Notes and the distribution rate on the capital securities are based on effective cost, including the cost of an interest rate lock, of the Senior Notes and $850 aggregate liquidation value of 8.072% capital securities (the "8.072% Capital Securities") issued on July 15, 1997. The Company, through a subsidiary trust, may issue an additional $150 aggregate liquidation amount of capital securities in 1997. The interest rate on commercial paper is based on current market rates.

  (i) Reflects the issuance of shares of Common Stock assuming gross proceeds of $650 and an offering price of $47.125 per share.

                                 RISK FACTORS

  The Company identifies the following important factors which could cause actual results to differ materially from any results that might be projected, forecast, estimated or budgeted by the Company as forward-looking information. All such factors are difficult to predict and the majority are beyond the control of the Company. Prospective purchasers of the Common Stock should carefully review the information contained elsewhere in this Prospectus and should particularly consider the information stated below. See "Forward-Looking Information."

FLUCTUATION AND UNCERTAINTY OF PROPERTY AND CASUALTY INSURANCE INDUSTRY
RESULTS

  The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by volatile and unpredictable developments (including catastrophes); changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop; fluctuations in interest rates and other changes in the investment environment, which affect returns on invested capital; and inflationary pressures that affect the size of losses. The demand for property and casualty insurance can also vary significantly, generally rising as the overall level of economic activity increases and falling as such activity decreases. The property and casualty insurance industry historically has been cyclical, and the commercial lines business has been in a soft market since the late 1980s, primarily due to premium rate competition, which has resulted in lower underwriting profitability. The Company's results of operations may be adversely affected by these fluctuations. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CATASTROPHE LOSSES

  Property and casualty insurers are subject to claims arising out of catastrophes that may have a significant effect on their results of operations and financial condition. Losses caused by catastrophes have had a significant impact on the Company's results. Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. Although catastrophes can cause losses in a variety of the Company's property and casualty lines, most of the Company's past catastrophe-related claims have related to homeowners and other personal lines coverage. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. Subject to restrictions imposed by insurance regulatory authorities and as dictated by business considerations, the Company attempts to limit its exposure to acceptable risk levels through selective underwriting practices, catastrophe reinsurance and higher deductibles on earthquake coverage in certain states. There can be no assurance, however, that such attempts will be successful. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the Company. See "Business-- Property and Casualty Loss Reserves" and "--Reinsurance," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- SAFECO Results of Operations" and "--American States Results of Operations."

PROPERTY AND CASUALTY LOSS RESERVES

  The Company maintains property and casualty loss reserves to cover the estimated liability for unpaid losses and loss adjustment expenses for reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent estimates of what the Company expects the ultimate settlement and administration of claims will cost. These estimates, which generally involve actuarial projections, are based on the Company's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by both internal and external events, such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be a significant reporting lag between the occurrence of the insured event and the time it is reported to the Company. The inherent uncertainties of estimating reserves are greater for certain types of property and casualty liabilities, particularly for environmental, asbestos and construction defect claims where the technological, judicial and political considerations affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in a regular and ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, there can be no assurance that current reserves will prove adequate for the Company in light of subsequent actual experience. See "--Insurance Regulation" and "Business-- Property and Casualty Loss Reserves--Environmental and Asbestos Claims."

INTEGRATION; ACHIEVEMENT OF REVENUE ENHANCEMENTS AND EXPENSE SAVINGS

  The pro forma combined results of operations of SAFECO and American States do not necessarily indicate the Company's future results. Since SAFECO and American States both engage in the property and casualty insurance business and write many of the same lines of insurance throughout the United States, it is possible that, despite the differences in geographic and product line concentrations of SAFECO and American States, the Company could experience a loss of customers and agents as a result of the Acquisition. Management has estimated that capitalizing on cross-selling opportunities and capturing a larger share of business generated by existing agents will produce incremental annual revenues that will increase to approximately $170 million for the year 2000. In addition, management is working to integrate the operations of SAFECO and American States and to achieve significant expense savings by eliminating redundant expenses and facilities, streamlining corporate infrastructure and improving efficiency. Management has identified annual cost savings from the Acquisition that will increase to approximately $80 million for the year 2000. There can be no assurance that the Company will generate the projected revenues or achieve the projected savings. See "Prospectus Summary--Strategy."

INSURANCE REGULATION

  The Company and its insurance subsidiaries are subject to extensive regulation and supervision. This regulation is generally designed to protect the interests of policyholders rather than stockholders and other investors. Such regulation, generally administered by a department of insurance in each state in which the insurance subsidiaries do business, relates to, among other things, the standards of solvency that must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; the ability to withdraw from the state; the approval of premium rates; restrictions on the size of risks that may be insured under a single policy; reserves and provisions for unearned premiums, losses and other purposes; deposits of securities for the benefit of policyholders; approval of policy forms; and the regulation of market conduct, including underwriting and claims practices. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters. The Company's insurance subsidiaries are collectively licensed to transact insurance business in all 50 states and the District of Columbia. See "--Holding Company Structure and Dividend and Distribution Restrictions."

  An insurance company's capacity for premium growth is in part a function of the amount of its statutory surplus. Maintaining appropriate levels of statutory surplus is considered important by state insurance regulatory authorities and the private agencies that rate insurers' claims-paying abilities and financial strength. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by rating agencies.

  The NAIC has adopted a system of assessing minimum capital adequacy which is applicable to the Company's insurance subsidiaries. This system, known as risk-based capital ("RBC"), develops a risk profile of the insurer by comparing its adjusted surplus to its required surplus in order to determine whether the insurer merits further regulatory action. At June 30, 1997, the RBC ratios of the Company's insurance subsidiaries were substantially in excess of levels that would require regulatory action.

  In recent years the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that altered and, in many cases, increased state authority to regulate insurance companies and insurance holding companies. Further, the NAIC and state insurance regulators are reexamining existing laws and regulations, specifically focusing on investment laws and regulations, modifications to holding company regulations, codification of statutory accounting practices, RBC guidelines, interpretations of existing laws and the development of new laws. Finally, various consumer movements have exerted pressure on elected officials to regulate or roll back property and casualty insurance rates. While most of these provisions have failed to become law, these initiatives may continue as legislators and regulators try to respond to availability and affordability concerns. The Company cannot predict with certainty the effect any proposed or future legislation or NAIC initiative may have on the conduct of its business, its financial condition or its results of operations.

  All 50 states of the United States and the District of Columbia have laws requiring all property and casualty insurance companies doing business within the jurisdiction to participate in guaranty funds or associations, which are organized to pay contractual obligations under insurance policies issued by impaired or insolvent insurance companies and are funded by assessments based on a proportionate share of certain premiums written by such companies. These assessments may increase in the future depending on the rate of insurance company insolvencies. In addition, as a condition to the ability to conduct business in various states, the Company's insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase such coverage voluntarily from private insurers. The underwriting results of these pools traditionally have been unprofitable.

COMPETITION

  The insurance business is highly competitive. Competition is based on many factors, including the perceived overall financial strength of the insurer, pricing and other terms and conditions of products offered, levels of customer service (including the speed with which claims are paid) and experience in the business. Some of the insurers that compete with the Company have greater financial resources or lower cost structures than the Company. The Company also competes with insurance companies that use captive agents or salaried employees to sell their products. Because these companies generally do not pay commissions, they may be able to obtain business at a lower cost than the Company. In addition, the Company competes with organizations offering alternative forms of risk protection, including self-insurance and large-deductible programs. Finally, in recent years marketwide premium rates have leveled or been reduced in certain lines of business in which the Company competes.

HOLDING COMPANY STRUCTURE AND DIVIDEND AND DISTRIBUTION RESTRICTIONS

  The Company's principal assets are the shares of capital stock of its insurance subsidiaries. The Company relies primarily on dividends from its subsidiaries to meet its obligations for paying principal and interest on outstanding debt obligations, distributions on capital securities, dividends to stockholders and corporate expenses. Except to the extent that a holding company may itself be a creditor with recognized claims against its subsidiaries, claims of creditors of such subsidiaries, including policyholders, have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the holding company. In the event of the insolvency, liquidation or other reorganization of any of the Company's subsidiaries, the creditors and stockholders of the Company will have no right to proceed against the assets of such subsidiary or to cause the liquidation, bankruptcy or winding-up of such subsidiary under applicable liquidation, bankruptcy or winding-up laws. The applicable insurance laws of the domiciliary jurisdiction of each of the Company's insurance subsidiaries would govern any proceedings relating to such insurance subsidiary, and the relevant insurance authority would act as a liquidator or rehabilitator for such subsidiary. Both creditors and policyholders of such subsidiary would be entitled to payment in full from such assets before the Company, as a stockholder, would be entitled to receive any distribution therefrom.

  The payment of dividends to the Company by its insurance subsidiaries is subject to limitations imposed by the insurance laws of the states in which such subsidiaries are domiciled or deemed to be commercially domiciled, which are Washington, Indiana, California, Missouri, Illinois, Texas, Pennsylvania and New York. It is generally the case that unless an insurance subsidiary receives advance approval from the Insurance Commissioner in its state of domicile, it may not pay a dividend which, together with any other dividends paid within the prior 12-month period, would exceed the greater of (i) 10% of such subsidiary's surplus as of the prior calendar year end and (ii) the net income from such subsidiary's operations for the prior calendar year. In the case of a Missouri-domiciled property and casualty insurance company, in the absence of advance approval, dividends cannot be paid if, together with any other dividends paid within the prior 12-month period, such aggregate dividends would exceed the insurance company's prior year investment income. Regulatory authorities may, from time to time, impose other restrictions which may affect the actual amounts available for dividends. Based on the applicable dividend restrictions, the annual limit on the amount of dividends available for payment by the Company's insurance subsidiaries for 1997 without regulatory approval is $665 million. Three of SAFECO's insurance subsidiaries received approval in July 1997 to pay dividends totaling $600 million to SAFECO to fund a portion of the purchase price for the Acquisition.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 14,000,000 shares of
Common Stock offered hereby at an assumed offering price of $     per share
(after deducting the underwriting discounts and commissions and estimated
offering expenses) will be approximately $           (approximately
$           if the U.S. Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds from the sale of the Common
Stock to retire an equal principal amount of    % commercial paper maturing
       , 199 . The commercial paper was sold by the Company in order to finance a portion of the purchase price for the Acquisition.

                                CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of SAFECO as of June 30, 1997, as adjusted to reflect the consummation of the Acquisition and the issuance of the Senior Notes, the 8.072% Capital Securities, an additional $150 million aggregate liquidation amount of capital securities and $1,334 million of commercial paper (collectively, the "Related Financings"), and as further adjusted to reflect the Offerings and the application of the net proceeds therefrom as described in "Use of Proceeds." The information presented below should be read in conjunction with the historical consolidated financial statements of SAFECO and the related notes thereto, the historical consolidated financial statements of American States and the related notes thereto and the unaudited pro forma combined condensed financial statements of the Company, included elsewhere in this Prospectus or incorporated by reference herein from the SAFECO Annual Report and the American States Annual Report, as the case may be.

                                                    JUNE 30, 1997
                                       ----------------------------------------
                                                    AS ADJUSTED
                                                FOR THE ACQUISITION AS ADJUSTED
                                        SAFECO    AND THE RELATED     FOR THE
                                        ACTUAL      FINANCINGS       OFFERINGS
                                       -------- ------------------- -----------
                                                    (IN MILLIONS)
Credit company debt................... $  907.7      $  907.7        $  907.7
Commercial paper......................      --        1,334.0
7 7/8% Notes due 2005.................    200.0         200.0           200.0
Senior Notes..........................      --          200.0           200.0
Other notes and mortgages.............    233.5         233.5           233.5
                                       --------      --------        --------
    Total debt........................  1,341.2       2,875.2
                                       --------      --------        --------
Company-obligated, mandatorily
 redeemable capital securities of
 subsidiary trusts holding solely
 junior subordinated debentures of the
 Company..............................      --          990.0           990.0
                                       --------      --------        --------
Stockholders' equity:
  Preferred Stock, no par value;
   10,000,000 shares authorized; no
   shares issued and outstanding......      --            --              --
  Common Stock, no par value;
   300,000,000 shares authorized;
   126,343,401 shares issued and
   outstanding (actual); 140,343,401
   shares issued and outstanding (as
   adjusted for the Offerings)(1).....    227.9         227.9
  Retained earnings...................  3,190.4       3,190.4         3,190.4
  Unrealized appreciation.............    952.3         952.3           952.3
                                       --------      --------        --------
    Total stockholders' equity........  4,370.6       4,370.6
                                       --------      --------        --------
      Total capitalization............ $5,711.8      $8,235.8        $8,235.8
                                       ========      ========        ========

--------
(1) Excludes 2,074,930 shares issuable upon exercise of employee stock options outstanding at June 30, 1997.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock trades under the symbol "SAFC" on Nasdaq. The following table sets forth, for the periods indicated, the high and low closing price for the Common Stock as reported by Nasdaq and the dividends paid by SAFECO with respect to the prior quarter.

                                                           PRICE PER
                                                           SHARE OF
                                                         COMMON STOCK  DIVIDENDS
                                                         ------------- PAID PER
                                                          HIGH   LOW     SHARE
                                                         ------ ------ ---------
     1995
      1st Quarter....................................... $27.94 $25.25  $0.245
      2nd Quarter.......................................  29.75  27.25   0.245
      3rd Quarter.......................................  33.56  28.06   0.265
      4th Quarter.......................................  37.63  31.25   0.265
     1996
      1st Quarter....................................... $39.19 $33.13  $0.265
      2nd Quarter.......................................  35.38  30.88   0.265
      3rd Quarter.......................................  35.50  32.00   0.290
      4th Quarter.......................................  41.63  35.19   0.290
     1997
      1st Quarter....................................... $43.06 $36.75  $0.290
      2nd Quarter.......................................  48.91  38.75   0.290
      3rd Quarter (through         , 1997)..............                 0.320

  On          , 1997, the last sale price of the Common Stock as reported by
Nasdaq was $       per share. As of         , 1997, there were approximately
      holders of record of the Common Stock.

  SAFECO has paid cash dividends to stockholders continuously since 1933. The declaration and payment of future dividends to holders of the Common Stock will be at the discretion of the Company's Board of Directors and will depend upon many factors, including the Company's financial condition, earnings, capital requirements of its operating subsidiaries, legal requirements, regulatory constraints and such other factors as the Board of Directors deems relevant. See "Risk Factors--Holding Company Structure and Dividend and Distribution Restrictions."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The SAFECO results of operations presented in this section reflect the consolidated results of operations of SAFECO and its subsidiaries for the periods presented. The American States results of operations reflect the consolidated results of operations of American States and its subsidiaries for the periods presented. The section entitled "Combined Liquidity and Capital Resources" presents the financial position of the Company on a combined basis, after giving effect to the Acquisition and the Related Financings. The information set forth below should be read in conjunction with the historical consolidated financial statements of SAFECO and the notes thereto and the historical consolidated financial statements of American States and the notes thereto, each incorporated by reference into this Prospectus from the SAFECO Annual Report and the SAFECO Quarterly Report on Form 10-Q for the six months ended June 30, 1997 and the American States Annual Report and the American States Quarterly Report on Form 10-Q for the six months ended June 30, 1997, as the case may be. The information set forth below summarizes in certain respects, and should be read in conjunction with, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in such documents incorporated by reference into this Prospectus. See "Incorporation of Certain Documents by Reference."

SAFECO RESULTS OF OPERATIONS

  The following summary financial information sets forth the contributions of each business segment to the consolidated net income of SAFECO:

                               SIX MONTHS ENDED
                                   JUNE 30,         YEAR ENDED DECEMBER 31,
                               ------------------  ----------------------------
                                 1997      1996      1996      1995      1994
                               --------  --------  --------  --------  --------
                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND
                                                 RATIOS)
Income (loss) before realized
 gain and income taxes:
 Property and casualty
  insurance:
 Underwriting gain (loss)....  $ 30,872  $  6,482  $ 38,456  $  6,348  $(77,345)
 Net investment income.......   139,477   140,777   281,580   291,450   283,481
                               --------  --------  --------  --------  --------
  Total property and
   casualty..................   170,349   147,259   320,036   297,798   206,136
 Life and health insurance...    72,842    69,311   136,681   135,573   131,015
 Real estate.................     5,507     6,509    13,052     9,060    10,152
 Credit......................     9,837     8,768    19,081    13,300    10,761
 Asset management............     2,448     3,784     7,610     6,897     6,351
 Corporate...................    (1,623)   (3,655)   (8,049)  (13,099)  (13,714)
                               --------  --------  --------  --------  --------
  Total......................   259,360   231,976   488,411   449,529   350,701
                               --------  --------  --------  --------  --------
Realized gain (loss), before
 tax, from:
 Security investments........    40,733    52,888    92,661    65,089    39,214
 Real estate investments.....        28       (42)   (2,611)     (818)     (174)
                               --------  --------  --------  --------  --------
  Total......................    40,761    52,846    90,050    64,271    39,040
                               --------  --------  --------  --------  --------
Income before income taxes...   300,121   284,822   578,461   513,800   389,741
                               --------  --------  --------  --------  --------
Provision for income taxes
 on:
 Income before realized gain.    58,102    49,892   108,194    92,122    62,249
 Realized gain...............    13,282    18,244    31,316    22,719    13,118
                               --------  --------  --------  --------  --------
  Total......................    71,384    68,136   139,510   114,841    75,367
                               --------  --------  --------  --------  --------
Net income...................  $228,737  $216,686  $438,951  $398,959  $314,374
                               ========  ========  ========  ========  ========
Net income per share of
 common stock:
 Income before realized gain.  $   1.60  $   1.45  $   3.02  $   2.84  $   2.29
 Realized gain...............       .21       .27       .46       .33       .21
                               --------  --------  --------  --------  --------
Net income per share.........  $   1.81  $   1.72  $   3.48  $   3.17  $   2.50
                               ========  ========  ========  ========  ========
Property and casualty ratios
 (statutory basis):
 Loss and LAE................      68.1%     70.6%     69.5%     70.6%     74.4%
 Underwriting expense........      28.7      28.1      28.6      28.3      28.1
 Policyholder dividends......       0.8       0.7       0.7       0.7       1.1
                               --------  --------  --------  --------  --------
 Combined ratio..............      97.6%     99.4%     98.8%     99.6%    103.6%
                               ========  ========  ========  ========  ========

 SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

  Net income for the first six months of 1997 was $228.7 million, or $1.81 per share, compared to $1.72 per share for the comparable period of 1996. If realized gain from investments is excluded, income was $1.60 per share in the 1997 period, compared to $1.45 in the 1996 period.

  Property and Casualty Insurance

  Property and casualty operations for the first six months of 1997 produced pretax income of $170.3 million before realized gain from investments, compared to $147.3 million for the first six months of 1996. Premiums written for the first six months of 1997 increased 5% over a year ago, with personal lines up 6%, commercial lines up 5% and surety down 4%. SAFECO showed an underwriting profit of $30.9 million for the first half of 1997, compared to $6.5 million for the same period last year. The combined loss and expense ratio was 97.4% for the first six months of 1997, compared to 99.4% in the same period last year. Investment income was $139.5 million for the first six months of 1997, down 1% from the comparable period in 1996, primarily as a result of the relatively lower interest rate environment.

  Personal automobile, SAFECO's largest line, reported an underwriting profit of $28.5 million for the first six months of 1997, compared to a profit of $27.9 million for the first six months of 1996. The number of vehicles insured at June 30, 1997 was 7% higher than at June 30, 1996. Average loss costs were down slightly during the first six months of 1997 due to a decline in both the frequency and severity of automobile bodily injury claims. Homeowners' results improved to an underwriting loss of $15.6 million for the first six months of 1997, compared to a loss of $40.8 million for the first half of 1996. Catastrophe losses for this line were $22 million, compared to $30 million for the first six months of 1996. Other personal lines, which provide coverage for earthquake, dwelling fire, inland marine and boats, produced an underwriting profit of $9.7 million for the first six months of 1997, compared to a profit of $8.5 million for the first six months last year.

  For the first six months of 1997, commercial lines had an underwriting loss of $3.3 million, operating at a combined ratio of 101.1%, compared to an underwriting loss of $1.2 million for the first six months of 1996 and a combined ratio of 100.4%. This strong performance relative to industry results reflects target marketing initiatives, a focus on efficient operations and the ability to deliver value-added service to customers. In addition, SAFECO continues to maintain rate adequacy in the face of stiff price competition. The profit for the surety line was $10.0 million for the first six months of 1997, compared to a profit of $11.6 million for the first six months last year.

  Life and Health Insurance

  SAFECO's life and health companies produced a pretax profit, before realized gain from investments, of $72.8 million for the first six months of 1997, compared to $69.3 million for the same period last year. The annuity and retirement services lines' combined six month earnings were $26.4 million for the first six months of 1997, compared to $26.5 million for the first half of 1996. Competitive marketplace pressures have kept profit margins for the annuity and retirement services lines relatively flat during the two reporting periods. Combined assets under management for both lines of business totaled $10.3 billion at June 30, 1997, up from $9.7 billion at 1996 year-end. Group insurance profit was $6.8 million for the first six months of 1997, compared to $6.0 million for the same period of 1996. Earnings from individual life were $2.6 million for the first six months of 1997, compared to $2.8 million for the comparable period of 1996.

  Other Operations

   Commercial lending and leasing through SAFECO Credit Company, Inc. produced a record pretax profit of $9.8 million for the first six months of 1997, compared to $8.8 million for the first six months of 1996. The results reflect continuing portfolio growth, low write-off and delinquency experience and a decreasing operating expense ratio. The pretax income from asset management activities for the first six months of 1997 was $2.4 million, the same as last year's results, after excluding a $1.4 million one-time gain recognized in 1996.

The pretax income of SAFECO Properties, Inc. was $5.5 million for the first six months of 1997, compared to $6.5 million for the same period of 1996. This decrease was principally attributable to land sales not duplicated in 1997.

 YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEARS ENDED DECEMBER 31, 1995 AND
  1994

  Property and Casualty Insurance

  Gross written premiums increased 4.1% in 1996 due to a 4.8% increase in personal lines, a 2.3% increase in commercial lines and a 3.1% increase in surety. The 1996 growth in personal lines premiums resulted from increases in both rates and policies in force. The number of vehicles insured increased 5.3% in 1996, compared to 1.8% in 1995 and 1.3% in 1994. The modest growth rates in 1995 and 1994 were caused primarily by rate increases. Continued growth in the number of vehicles insured is expected in 1997, particularly in target states. The number of homes insured increased 2.4% in 1996, 1.2% in 1995 and 2.7% in 1994. This moderate growth rate was due to rate increases in recent years offset by SAFECO's moratorium on the writing of new homeowners policies in California.

  SAFECO's commercial lines premiums were affected in both 1996 and 1995 by increased rate competition in workers' compensation, particularly in California following rate deregulation, and increased rate competition in commercial automobile. The increase in surety premiums in 1996 and 1995 was primarily due to new commercial and contract accounts acquired.

  Losses caused by catastrophes have had a significant impact on SAFECO's results of operations. Catastrophe losses for all lines, net of reinsurance, totaled $104 million, $143 million and $153 million in 1996, 1995 and 1994, respectively. These losses related primarily to homeowners and other personal lines coverages (which include earthquake coverages). The January 1994 Los Angeles earthquake was a significant factor in the 1995 and 1994 catastrophe losses. SAFECO's losses for all lines, before reinsurance, from the earthquake were $267 million. Net of reinsurance, the losses were $132 million. Of this net amount, $90 million was reflected in 1994 results and $42 million in 1995 results. The 1995 losses were due to subsequent increases in the estimated cost of claims from the earthquake. The total 1994 amount charged to earnings from the earthquake of $113 million included $23 million to reinstate reinsurance coverage for a second catastrophe in the event it occurred in 1994.

  SAFECO's strategy to reduce the impact of future catastrophe losses includes maintaining a strong catastrophe reinsurance program and reducing exposures by requiring higher policy deductibles on earthquake coverages in certain states. SAFECO has restricted the writing of new property business in catastrophe-prone states and has implemented geographic spread-of-risk strategies in certain states such as Colorado, Texas and Florida to help mitigate the effects of hailstorm, windstorm and hurricane losses. In addition, for the last several years SAFECO has invested in earthquake and wind modeling technologies which allow it to better monitor exposures.

  Personal automobile produced pretax underwriting profits of $57.2 million, $87.4 million and $43.4 million for the years ended December 31, 1996, 1995 and 1994, respectively. Average personal automobile rates decreased 1% in 1996, after increases of 3% in both 1995 and 1994. This trend reflects increased competition in this line. Average loss costs (which reflect the severity or cost of settling claims and the frequency of accidents) increased by 3% in 1996 over 1995, after declining slightly in 1995 compared to 1994. Due to the increasing competition in the personal automobile business, the underwriting profit levels of 1996 and 1995 may be difficult to achieve in 1997.

  The homeowners line produced pretax underwriting losses of $73.1 million, $54.2 million and $33.6 million in 1996, 1995 and 1994, respectively. Losses due to catastrophes continue to affect results for this line. Catastrophe losses for homeowners totaled $69 million, $70 million and $36 million after reinsurance in 1996, 1995 and 1994, respectively.

  In addition, weather-related losses not classified as catastrophes increased by $16 million in 1996 over 1995. Some of the more significant catastrophe losses in 1996 included $16 million from a late December storm in the Puget Sound area, $7 million from windstorms and hailstorms in Kentucky and Illinois in early May and $5 million from a windstorm in Arizona in August. Significant losses in 1995 included $18 million from two late spring hailstorms in Texas, $16 million from West Coast storms in December and $11 million from storms in California in January and March. Average homeowners rates were increased 6%, 8% and 6% in 1996, 1995 and 1994, respectively. SAFECO's total homeowners premiums increased 7%, 9% and 11% in 1996, 1995 and 1994, respectively, due to rate increases, increases in the number of homes insured and continuing efforts to increase homeowners insurance-to-value. Rate increases and insurance-to-value efforts, combined with restricted writings, higher deductibles and geographic spread of risk strategies in catastrophe-prone areas, are being pursued to improve future results in homeowners. A continuing increase in premiums per policy is expected in 1997 as a result of planned rate increases and the ongoing insurance-to-value effort. Excluding the impact of catastrophes, these measures are expected to improve homeowners results in 1997.

  Other personal lines produced an underwriting gain of $20.2 million in 1996 and losses of $30.9 million in 1995 and $76.1 million in 1994. Coverages in these lines include earthquake, dwelling fire, inland marine and boats. The losses in 1995 and 1994 were due to the January 1994 Los Angeles earthquake. Losses from the earthquake, net of reinsurance, included in these lines totaled $40 million in 1995 and $105 million in 1994 (including a $23 million reinsurance reinstatement premium). SAFECO suspended writing new homeowners, dwelling fire and condominium policies in California in July 1994 because California requires insurers to offer earthquake coverage in connection with homeowners and other residential policies. SAFECO received approval of a new earthquake mini-policy in California in September 1996 and upon renewal began to convert the earthquake coverage in existing homeowners policies to the more limited coverage provided by the mini-policy. SAFECO also modified its earthquake policies in several other states to increase the deductibles.

  Commercial operations produced a pretax underwriting gain of $1.6 million in 1996, compared to underwriting losses of $12.7 million and $22.5 million in 1995 and 1994, respectively. In a competitive commercial insurance market, SAFECO has achieved some modest renewal price increases for the past three years. The underwriting gain in 1996 was due mainly to improved results in the commercial automobile line and the run-off of loss reserves related to certain discontinued commercial liability coverages. This improvement was partly offset by $16 million of commercial losses caused by the December 1996 Puget Sound storm. The lower loss in 1995 compared to 1994 was due mainly to improved results in the general liability line. Workers' compensation produced underwriting gains in all three years. However, continued rate competition resulting from certain states enacting workers' compensation reforms has reduced premiums. This rate competition is expected to continue. The effects of lower rates are expected to be partly offset by the beneficial impact of these reforms. Overall, SAFECO's voluntary commercial lines' combined ratio was 98.8%, 102.4% and 104.3% for 1996, 1995 and 1994, respectively. The combined ratios for all three years compare favorably with the industry's and resulted from continued disciplined risk selection, relatively limited impact of weather-related losses and concentration of commercial writings in states with favorable legal and regulatory climates.

  The surety line produced pretax underwriting profits of $26.9 million, $22.3 million and $16.1 million for 1996, 1995 and 1994, respectively. Results in both the contract and commercial lines were excellent in all three years. Due to continuing intense competition in both lines, the record level of income in 1996 may be difficult to achieve in 1997.

  Other insurance lines (primarily assigned risk and other state-mandated plans) produced an underwriting gain of $5.7 million in 1996, compared to losses of $5.5 million and $4.6 million in 1995 and 1994, respectively. The improvement in 1996 was due to reduced losses in both commercial and personal assigned risk business and to the continued depopulation of these plans in many states.

  Life and Health Insurance

  SAFECO's life and health companies produced a pretax profit, before realized gains from investments, of $136.7 million in 1996, compared to $135.6 million in 1995 and $131.0 million in 1994. The following table summarizes the profit contributions of the life and health companies' major product lines:

                                               YEAR ENDED DECEMBER 31,
                                             ---------------------------
                                               1996     1995      1994
                                             -------- --------  --------
                                                   (IN THOUSANDS)
  Annuities................................. $ 27,738 $ 31,249  $ 28,363
  Retirement services.......................   23,901   27,277    19,298
  Group.....................................   12,606   13,329    23,129
  Individual................................    4,173   (1,272)    1,579
  Corporate and other.......................   68,263   64,990    58,646
                                             -------- --------  --------
    Pretax income........................... $136,681 $135,573  $131,015
                                             ======== ========  ========

  The annuity operations produced pretax income of $27.7 million, $31.2 million and $28.4 million in 1996, 1995 and 1994, respectively. Approximately 80% ($4.7 billion at December 31, 1996) of annuity assets relate to single premium immediate annuities ("SPIAs"), which are sold to fund third-party personal injury settlements and are nonsurrenderable contracts. The invested assets supporting these annuities are primarily long-maturity bonds. New SPIA deposits were $460 million in 1996, compared to $488 million in 1995 and $402 million in 1994. SPIA pretax income was $23.0 million, $24.9 million and $23.3 million in 1996, 1995 and 1994, respectively. The remaining 20% of annuity assets are deferred annuities, which are primarily fixed-rate annuities marketed through financial institutions by a SAFECO subsidiary. Deferred annuity deposits were $164 million in 1996, $188 million in 1995 and $296 million in 1994. Lower interest rates and competition from equity-linked products were the main reasons for lower income from annuity operations in 1996, as well as the decline in deposit volume for both the SPIA and deferred annuity lines. Total annuity assets amounted to $5.9 billion at December 31, 1996, compared to $5.4 billion at December 31, 1995 and $4.7 billion at December 31, 1994.

  Retirement services operations produced pretax income of $23.9 million, $27.3 million and $19.3 million in 1996, 1995 and 1994, respectively. Retirement services' profits in all three years have benefited from improved investment performance and a larger asset base. The decline in 1996 income compared to 1995 was primarily due to a gradual increase in interest rates credited to policyholders caused by competitive market conditions. Retirement services had $3.8 billion of assets on deposit at December 31, 1996 compared to $3.5 billion at December 31, 1995 and $3.3 billion at December 31, 1994. New retirement services deposit growth has slowed in recent years as lower interest rates have hampered sales of fixed return products.

  The group life and health operations contributed $12.6 million to 1996 pretax income, compared to income of $13.3 million in 1995 and $23.1 million in 1994. The strategic focus of the group operation is excess loss medical insurance, sold to self-insured employers, which accounted for $11.8 million, $14.4 million and $18.5 million of income in 1996, 1995 and 1994, respectively. Total medical profit, which includes some small-case, fully insured businesses, declined in 1996. Total group premiums decreased 1% during 1996, compared to decreases of 8% in 1995 and 12% in 1994. The decline in premiums in the past three years was due primarily to greater competition in the excess loss market. With the defeat of national healthcare reform legislation, SAFECO has begun to increase its writings of excess loss medical insurance. In 1996 the results of the group operations were affected by adverse medical claims experience and competitive conditions. In 1995, the results were affected by adverse medical and life claims experience. In 1996 SAFECO began reinsuring 100% of its long-term disability business, which should benefit future earnings. SAFECO continues to sell life and disability coverages in combination with medical coverages, but no longer actively pursues the stand-alone life and disability market.

  The individual life operations produced a pretax gain of $4.2 million in 1996, a loss of $1.3 million in 1995 and a gain of $1.6 million in 1994. Results in 1995 and 1994 reflected increased death claims. The improvement in 1996 results was due in part to lower death claims and profits from a new bank-owned life insurance program.

  The corporate and other line is primarily comprised of investment income resulting from the investment of capital and prior years' earnings of the operating lines of business. It is a major component of SAFECO's life and health earnings, contributing pretax income of $68.3 million in 1996, $65.0 million in 1995 and $58.6 million in 1994.

  Other Operations

  Credit operations produced pretax income of $19.1 million in 1996, compared to $13.3 million in 1995 and $10.8 million in 1994. Loan and lease receivables from nonaffiliates grew 14% in 1996 and 21% in 1995. Continued growth in receivables is expected.

  Investment management activities produced pretax income of $7.6 million in 1996, $6.9 million in 1995 and $6.4 million in 1994.

  SAFECO's real estate subsidiaries produced pretax income of $13.1 million, $9.1 million and $10.2 million in 1996, 1995 and 1994, respectively. These pretax income amounts include gains from the sale of properties held for sale of $2.7 million, $1.9 million and $5.6 million in 1996, 1995 and 1994, respectively.

  Investment Summary

  SAFECO's consolidated pretax investment income increased to $1,116.7 million during 1996 from $1,075.3 million in 1995 and $991.6 million in 1994. Substantially all of this investment income is produced by the investment portfolios of SAFECO's insurance subsidiaries.

  The property and casualty companies' pretax investment income was $281.6 million in 1996, $291.5 million in 1995 and $283.5 million in 1994, representing a decrease of 3% in 1996, and increases of 3% in 1995 and 2% in 1994. Although property and casualty cash flow was positive in all three years, the recent high level of catastrophe losses combined with the relatively low interest rate environment and a high level of bond call activity has dampened the growth of investment income. The decline in 1996 investment income was particularly affected by reduced cash flow in the first part of the year caused by catastrophe and weather-related claim payments. Growth in investment income in 1997 is expected to be slowed by the lower interest rate environment.

  The life and health companies' pretax investment income was $836.7 million in 1996, $778.2 million in 1995 and $706.2 million in 1994. The growth in all years was due primarily to the increasing amount of retirement services and annuity assets under management.

  Consolidated pretax realized gains from security investments totaled $92.7 million in 1996 compared to $65.1 million and $39.2 million in 1995 and 1994, respectively. The higher level of gains in 1996 and 1995 was due primarily to falling interest rates, which produced calls, redemptions and mortgage pay-downs on debt securities, and to the strong stock market.

AMERICAN STATES RESULTS OF OPERATIONS

  In 1991, American States implemented its "New Directions" initiative, in which it elected to reduce market share in lines of business and geographic areas that were producing less than acceptable results. In addition, during 1996, American States began to implement a planned realignment (the "Realignment") of its field structure, including management and office consolidation, designed to reduce expenses, contribute to improvement of the combined ratio and enhance growth, for which a charge was taken in 1995. American States' results of operations for the following periods reflect the impact of both the New Directions initiative and the Realignment.

  The following summary financial information sets forth the contributions of each business segment to the consolidated net income of American States.

                              SIX MONTHS ENDED
                                  JUNE 30,         YEAR ENDED DECEMBER 31,
                              ------------------  ----------------------------
                                1997      1996      1996      1995      1994
                              --------  --------  --------  --------  --------
                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND
                                                RATIOS)
Income (loss) before
 realized gain and income
 taxes:
 Property and casualty
  insurance:
 Underwriting loss..........  $(21,036) $(67,068) $(88,131) $(56,853) $(69,044)
 Net investment income......   114,331   117,310   238,227   233,759   230,945
                              --------  --------  --------  --------  --------
  Total property and
   casualty.................    93,295    50,242   150,096   176,906   161,901
 Life insurance.............    10,316     9,924    20,837    19,512    18,430
 Other......................    (3,721)   (1,786)  (10,789)  (28,350)       --
                              --------  --------  --------  --------  --------
  Total.....................    99,890    58,380   160,144   168,068   180,331
Realized gain before tax
 from security investments..    19,443    28,470    35,538    41,044    19,936
                              --------  --------  --------  --------  --------
Income before income taxes..   119,333    86,850   195,682   209,112   200,267
                              --------  --------  --------  --------  --------
Provision (benefit) for
 income taxes on:
 Income before realized
  gain......................    11,932    (1,205)   13,944    11,337     8,731
 Realized gain..............     9,135    11,383    12,032    19,511     6,978
                              --------  --------  --------  --------  --------
  Total.....................    21,067    10,178    25,976    30,848    15,709
                              --------  --------  --------  --------  --------
Net income..................  $ 98,266  $ 76,672  $169,706  $178,264  $184,558
                              ========  ========  ========  ========  ========
Net income per share of
 common stock:
 Income before realized
  gain......................  $   1.47  $   1.15  $   2.61  $   3.14  $   3.43
 Realized gain..............       .17       .33       .42       .43       .26
                              --------  --------  --------  --------  --------
Net income per share........  $   1.64  $   1.48  $   3.03  $   3.57  $   3.69
                              ========  ========  ========  ========  ========
Property and casualty ratios
 (statutory basis):
 Loss and LAE...............      72.5%     77.4%     74.5%     71.1%     72.9%
 Underwriting expense.......      30.1      31.2      31.2      32.3      31.6
 Policyholder dividends.....       0.3       0.2       0.1       0.2       0.1
                              --------  --------  --------  --------  --------
 Combined ratio.............     102.9%    108.8%    105.8%    103.6%    104.6%
                              ========  ========  ========  ========  ========

 SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

  American States' consolidated revenues increased 0.1%, or $0.8 million, to $1,012.2 million in the first six months of 1997 from $1,011.4 million in the first six months of 1996. Net earned premiums and other revenue decreased 0.5%, or $4.6 million, to $853.1 million in the first six months of 1997 from $848.5 million in the first six months of 1996. Net investment income decreased 1.1%, or $1.5 million, to $133.0 million in the first six months of 1997 from $134.5 million in the first six months of 1996. Realized gains on investments decreased $9.1 million to $19.4 million in the first six months of 1997 from $28.5 million in the first six months of 1996.

  Benefits and settlement expenses decreased 5.3%, or $35.0 million, to $620.9 million in the first six months of 1997 from $655.9 million in the first six months of 1996. Commissions decreased 2.5%, or $3.6 million, to $140.8 million in the first six months of 1997 from $144.4 million in the first six months of 1996. Operating and administrative expenses decreased 3.1%, or $3.2 million, to $99.0 million in the first six months of 1997 from $102.2 million in the first six months of 1996. American States incurred interest on debt of $10.4 million in the first six months of 1997.

  Pretax losses incurred by American States from catastrophes, net of reinsurance, were $17 million and $64 million for the six months ended June 30, 1997 and 1996, respectively.

  Net income for the first six months of 1997 was $98.3 million, or $1.64 per share, compared to $76.7 million, or $1.48 per share, for the first six months of 1996. Excluding realized gain on investments, American States earned $88.0 million, or $1.47 per share, for the first six months of 1997.

  Property and Casualty Insurance

  Net written premiums increased 3.6%, or $29.3 million, to $854.2 million in the first six months of 1997 from $824.9 million in the first six months of 1996. The increase in net written premiums can be attributed to American States' various growth initiatives, as well as market acceptance of the Realignment. Net written premiums within American States' eight core states (Illinois, Washington, Indiana, Missouri, Ohio, Michigan, Kansas and Oregon) increased 6.4%, or $26.0 million, in the first six months of 1997 compared to the first six months of 1996. Excluding California and Florida, where American States is reducing its exposure, net written premiums increased 4.9%, or $36.1 million, in the first six months of 1997 compared to the first six months of 1996.

  Net earned premiums and other revenue (primarily finance and service fees) increased 0.5%, or $4.5 million, to $824.1 million in the first six months of 1997 from $819.6 million in the first six months of 1996.

  Loss and loss adjustment expense ("LAE") decreased 5.7%, or $35.8 million, to $595.1 million in the first six months of 1997 from $630.9 million in the first six months of 1996. The loss ratio for the first six months of 1997 was 61.4% compared to 65.9% for the first six months of 1996. The 4.5 point decrease was due to a decrease in natural peril losses. American States incurred natural peril losses of $57.2 million in the first six months of 1997 compared to natural peril losses of $99.3 million in the first six months of 1996. The natural peril losses incurred in the first six months of 1997 are in line with historic norms. The LAE ratio declined slightly to 11.1% in the first six months of 1997 from 11.5% in the first six months of 1996. This decrease was due to continued expense reductions resulting from the Realignment, as well as slightly increased earned premiums.

  The underwriting expense ratio decreased 1.1 points to 30.1%. Other costs and expenses decreased 2.3% or $5.8 million to $250.0 million in the first six months of 1997 from $255.8 million in the first six months of 1996. The Realignment and implementation of internal cost controls announced in the fourth quarter of 1995 continued to produce expense savings which were in line with management expectations.

  The combined ratio, after policyholder dividends, was 102.9% and 108.8% for the first six months of 1997 and 1996, respectively. The decrease in combined ratio was due primarily to a decrease in natural peril losses.

  Net investment income decreased 2.6%, or $3.0 million, to $114.3 million in the first six months of 1997 from $117.3 million in the first six months of 1996. This decrease was due primarily to a decline in total average invested assets. The pretax yield on invested assets (excluding realized and unrealized gains) was 6.4% and 6.6% for the first six months of 1997 and 1996, respectively.

  Income tax expense was $21.0 million for the first six months of 1997 compared to $7.1 million for the first six months of 1996. The increase in expense was due primarily to improved underwriting results.

  Life Insurance

  Policy income was $28.9 million in the first six months of 1997 and 1996. Account values at June 30, 1997 decreased by 6.9% from June 30, 1996. Net investment income increased 5.4% to $17.7 million in the first six months of 1997 compared to the first six months of 1996. The pretax yield on invested assets (excluding realized and unrealized gains) was 7.5% and 7.6% for the first six months of 1997 and 1996, respectively. Net income for the first six months of 1997 was $6.8 million compared to $6.5 million for the first six months of 1996.

 YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  American States' consolidated revenues decreased 2.1%, or $41.6 million, to $1,984.0 million in 1996 from $2,025.6 million in 1995. Net earned premiums and other revenue decreased 4.1%, or $72.3 million, to

$1,674.1 million in 1996 from $1,746.4 million in 1995. Net investment income increased by $7.7 million, or 2.9%, while realized gain on investments decreased by $5.5 million.

  Pretax losses incurred by American States from catastrophes, net of reinsurance, were $103 million and $80 million in 1996 and 1995, respectively.

  American States' net income of $169.7 million for 1996 was down 4.8% from $178.3 million for 1995. The provision for consolidated income taxes was $26.0 million in 1996 compared to $30.8 million in 1995.

  Property and Casualty Insurance

  Net Written Premiums. Total reported net written premiums decreased by $70.7 million, or 4.2%, to $1,600.9 million for 1996, from $1,671.6 million for 1995. This premium decline was attributable to (i) lower volume from involuntary workers' compensation, (ii) American States' reduction of exposure in California and Florida, and (iii) a decrease in premium related to a retrospectively rated errors and omissions ("E&O") policy written on Lincoln National.

  Involuntary workers' compensation net written premiums, primarily from state-mandated pools and associations, decreased $40.1 million, to $3.5 million, in 1996. This decrease was due in large part to the continuing impact of aggressive pricing and depopulation programs implemented by most large state workers' compensation pools over the last few years. Another contributing factor was the decrease in American States' share of the voluntary workers' compensation market in several states in 1995. Finally, reported premiums were negatively impacted by the re-estimation of premiums receivable, due to a lag in reporting from the National Council of Compensation Insurers ("NCCI"). Reported premiums from NCCI declined dramatically in 1996, requiring a decrease in premiums receivable of approximately $12.9 million.

  American States' continued planned reduction of exposure in California and Florida, excluding all involuntary markets premiums, decreased premiums by $25.9 million, to $150.3 million, in 1996. In addition, premiums on the retrospectively rated Lincoln National E&O policy decreased $15.1 million in 1996. Prior year premiums were unusually high due to the settlement of a large casualty claim in 1995.

  Net written premiums written for commercial lines products decreased by $76.1 million, or 7.7%, to $915.5 million for 1996, compared to $991.6 million for 1995. Net written premiums written for personal lines products increased by $3.4 million, or .5%, to $684.5 million for 1996, compared to $681.1 million for 1995.

  Net Earned Premiums and Other Revenue. Consistent with the decrease in net written premiums, net earned premiums and other revenue (primarily finance and service fees) decreased by $72.4 million to $1,617.2 million for 1996, from $1,689.6 million for 1995.

  Losses and LAE. Losses and LAE increased by $6.2 million to $1,199.9 million for 1996 from $1,193.7 million for 1995. The loss ratio for 1996 was 61.0% compared to 59.3% for 1995. The 1.7 percentage point increase in the loss ratio in 1996 was the net result of several factors.

  The loss ratio was adversely affected by an increase of $43.5 million in natural peril losses in 1996 resulting from widespread severe winter storm activity and frequent windstorms and hailstorms across the Midwest, as well as a severe Pacific Northwest winter storm in late December 1996. Natural peril losses were $165.6 million and $122.1 million for 1996 and 1995, respectively.

  In addition, American States experienced $45.7 million in favorable prior year loss reserve development in 1996, an increase of $5.8 million when compared to favorable loss reserve development of $39.9 million in 1995. Of the total $45.7 million favorable loss development in 1996, $71.9 million was attributable to personal and commercial lines (excluding reinsurance in run-off), offset by unfavorable development of $26.2 million attributable to the reinsurance operations. Of the total $39.9 million favorable loss development in 1995, $109.2 million was attributable to personal and commercial lines (excluding reinsurance in run-off), offset by unfavorable development of $69.3 million attributable to the reinsurance operations.

  Finally, as a result of continued price competition in the industry, the loss ratio for 1996 was adversely impacted by a slight deterioration in the 1996 accident year underlying loss ratio on most commercial and personal lines of business. The underlying loss ratio is the total loss ratio less (i) natural peril losses and (ii) development on prior accident year loss reserves.

  The LAE ratio was 13.6% for 1996 compared to 11.8% for 1995. The increase was attributable primarily to an increase in LAE reserves of approximately $18.7 million compared to a $6.0 million decrease in 1995. This LAE reserve increase was driven primarily by an increase in legal expense reserves related to construction defect claims. As noted in the "Other Costs and Expenses" section below, the LAE ratio also benefited to a slight degree from Realignment savings. Finally, earned premium decreased $68.6 million in 1996, creating upward pressure on the LAE ratio.

  Other Costs and Expenses. Other costs and expenses decreased by $47.4 million, or 8.6%, to $505.4 million for 1996, from $552.8 million for 1995. American States experienced a $16.7 million, or 5.1%, decrease in variable expenses, primarily commission expense and premium taxes, due to a 4.2% decline in net written premiums in 1996. Realignment-related fixed expense savings totaled approximately $13.4 million in 1996. Approximately 77% of these savings, or $10.3 million, was attributable to other costs and expenses, with the remaining 23%, or $3.1 million, reducing LAE expense. In addition, the Realignment, office closings prior to the Realignment and an early retirement program added $21.9 million to expenses in 1995.

  The underwriting expense ratio for 1996 was 31.2%, compared to 32.3% for 1995. Realignment expense savings accounted for a reduction of approximately 0.7% in the underwriting expense ratio in 1996. In 1995, the Realignment, office closings prior to the Realignment and early retirement accounted for 1.3% of the underwriting expense ratio. The operational implementation of this plan was nearly 75% complete as of year-end 1996.

  Combined Ratio. The combined ratio, after policyholder dividends, was 105.8% in 1996, compared to 103.6% in 1995. After peaking at 112.5% in 1992, American States' combined ratio decreased in 1993 through 1995, then increased in 1996 due primarily to natural peril losses. The reinsurance in run-off had a negative impact of 1.6 percentage points on American States' combined ratio in 1996, compared to 4.2 percentage points in 1995.

  Commercial Lines. Commercial lines results weakened in 1996, with the combined ratio increasing to 100.4% from 95.8% in 1995. The majority of this increase was due to an increase in the LAE ratio, driven primarily by an increase in legal expense reserves related to construction defect claims. Increased natural peril losses accounted for the remainder of deterioration in the combined ratio.

  Personal Lines. In 1996 the personal lines combined ratio also increased to 109.3%, from 104.8% in 1995, with all of the increase being attributable to the loss ratio component. Natural peril losses accounted for approximately half of this deterioration, with the most significant impact in the homeowners business. Personal automobile results also deteriorated due to price competition and increased loss costs, primarily physical damage coverages.

  Net Investment Income. Net investment income increased $4.4 million, or 1.9%, to $238.2 million for 1996, from $233.8 million in 1995. This increase was due primarily to an increased investment in taxable securities. The pretax yield on invested assets (excluding realized and unrealized gains) was 6.6% for 1996, compared to 6.3% in 1995. The increase in net investment income occurred despite a decrease in average invested assets.

  Realized Gain on Investments. Realized gain on investments was $34.2 million for 1996, compared to $38.8 million in 1995. This decrease was due primarily to the reduction in American States' investment in unaffiliated common stocks during 1995, many of which were sold at a gain.

  Loss on Operating Properties. In 1995, a $28.4 million provision was made to recognize the expected loss on operating properties which American States occupied and planned to sell in connection with the Realignment.

  Life Insurance

  Life insurance policy income was flat in 1996 compared to 1995. Account values at December 31, 1996 increased by 8.2% from December 31, 1995 levels. Net investment income increased by 3.7% during 1996, reflecting the growth in account values as well as the general growth of invested assets. Net investment income increased despite a decrease in the average pretax yield from 7.7% in 1995 to 7.5% in 1996. Realized gain on investments decreased by $1.1 million to $1.2 million primarily as a result of 1995 sales of securities to take advantage of market opportunities. Net income declined slightly to $14.4 million compared to $14.5 million in 1995.

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  American States' consolidated revenues for 1995 aggregated $2,025.6 million, virtually unchanged from its 1994 revenues, which totaled $2,026.4 million. Net earned premiums and other revenue of $1,746.4 million for 1995 slightly exceeded the $1,746.0 million recorded in 1994. Net investment income increased by $6.1 million, or 2.3%, while realized gain on investments increased by $21.1 million. Pretax losses incurred by American States from catastrophes, net of reinsurance, were $80 million and $72 million in 1995 and 1994, respectively.

  American States' net income of $178.3 million for 1995 was down 3.4% from $184.6 million for 1994. The cost relating to Realignment, which aggregated $49.5 million, resulted in the decrease in net income despite significant improved underwriting results. Realized gain on investments increased $21.1 million to $41.0 million in 1995 compared to $19.9 million in 1994. The provision for consolidated income taxes was $30.8 million in 1995 compared to $15.7 million in 1994. This increase was due to improved underwriting results and a greater proportion of taxable investment income.

 Property and Casualty Insurance

  Net Written Premiums. Net written premiums increased by $16.1 million, or 1.0%, to $1,671.6 million for 1995, from $1,655.5 million for 1994. This growth was attributable largely to an increase in premiums written on personal automobile and business owners' policies designed specifically for small businesses. Net written premiums for commercial lines products increased by $6.5 million, or 0.7%, to $991.6 million for 1995, compared to $985.1 million for 1994. Net written premiums for personal lines products increased by $12.8 million, or 1.9%, to $681.1 million for 1995, compared to $668.3 million for 1994. For Illinois, Indiana, Kansas, Michigan, Missouri, Ohio, Oregon and Washington, which comprise the most significant part of American States' target market, direct written premiums increased by 3.6% in 1995, while for California and Florida, where American States has been reducing its exposure due to unfavorable results, direct written premiums decreased by 6.5%. For all other states, 1995 direct written premiums were virtually unchanged from 1994.

  Net Earned Premiums and Other Revenue. Net earned premiums and other revenue (primarily finance and service fees) decreased by $3.9 million to $1,689.6 million for 1995, from $1,693.5 million for 1994.

  Losses and LAE. Losses and LAE decreased by $32.5 million to $1,193.7 million for 1995, from $1,226.2 million for 1994. The loss ratio for 1995 was 59.3% compared to 61.1% for 1994. The 1.8 percentage point decline in the loss ratio in 1995 was due primarily to the New Directions initiative implemented in late 1991. American States' results of operations benefited materially in 1995 and 1994 as a result of reductions in the estimated amounts needed to settle prior years' claims, with such benefits being most significant in 1994.

The overall favorable reserve development in both 1995 and 1994 was the result of improving trends, both industry-wide and related to the New Directions initiative, as well as improvements made in the claims evaluation process.

  For 1995, natural peril losses were $122.1 million compared to $140.5 million for 1994. During the Spring of 1995, American States experienced a relatively high frequency of windstorm and hailstorm losses. Hurricane Opal, which struck the Florida Panhandle in October 1995, caused approximately $15.0 million of losses to American States in Florida and other southeastern states. Natural peril losses in 1994 were largely due to a severe winter freeze and the Northridge, California earthquake. Gross losses from Northridge were $32.4 million, or $31.1 million net of reinsurance recoveries. Additional incurred losses from the earthquake of $2.6 million were recorded in 1995.

  The LAE ratio was 11.8% for 1995, the same as in 1994. While American States' loss ratio decreased due to its New Directions strategy and other initiatives, the impact on American States' LAE ratio has been less evident, due partially to increases in legal expense reserves relating to environmental claims. In 1995, the LAE ratio was favorably impacted by approximately $10.7 million of LAE reserve release due to positive development of prior accident years. Offsetting this, some unusual items increased expenses in 1995. In the first quarter of 1995, American States announced an early retirement plan for certain levels of management and the closing of two division offices and a service office. The second quarter of 1995 included the costs of settling a lawsuit and the fourth quarter included the costs of the Realignment. These unusual items added $9.5 million of LAE-related expense during 1995.

  Other Costs and Expenses. Other costs and expenses increased by $16.5 million, or 3.1%, to $552.8 million for 1995 from $536.3 million for 1994. The underwriting expense ratio for 1995 was 32.3%, compared to 31.6% for 1994. The Realignment, office closings prior to the Realignment and early retirement added $21.9 million to expenses and accounted for 1.3% of the underwriting expense ratio for 1995.

  Combined Ratio. The combined ratio, after policyholder dividends, was 103.6% in 1995, versus 104.6% in 1994. After peaking at 112.5% in 1992, American States' combined ratio has decreased each of the last three years. Both commercial and personal lines reflected improvement due to lower natural peril losses, the continued favorable impact of the New Directions initiative and the release of loss and LAE reserves related to prior accident years. The reinsurance in run-off had a negative impact of 4.2 percentage points on American States' combined ratio in 1995, versus 1.4 percentage points in 1994.

  Commercial Lines. Commercial lines results were substantially improved in 1995, with the combined ratio decreasing to 95.8% from 100.1% in 1994. Improved results, as reflected by the loss ratio, were spread across most commercial lines. The key lines of business owner policies, commercial multi-peril, commercial automobile and workers' compensation all improved.

  Personal Lines. The personal lines combined ratio also improved in 1995, decreasing to 104.8% from 107.8% in 1994. Improvement, as reflected by the loss ratio, was evident in both personal automobile and homeowners.

  Net Investment Income. Net investment income increased $2.9 million, or 1.2%, to $233.8 million for 1995, from $230.9 million in 1994. This increase was due primarily to an increase in higher yielding securities, a reduction in unaffiliated common stock holdings and subsequent reinvestment of proceeds in an unconsolidated subsidiary, EMPHESYS Financial Group, Inc. The pretax yield on invested assets (excluding realized and unrealized gains) was 6.3% for 1995, compared with 6.2% in 1994.

  Realized Gain on Investments. Realized gain on investments was $38.8 million for 1995, compared to $19.2 million in 1994. This increase was due to the reduction in American States' investment in unaffiliated common stocks, many of which were sold at a gain.

  Loss on Operating Properties. In 1995, a $28.4 million provision was made to recognize the expected loss on operating properties which American States occupied and planned to sell in connection with the Realignment.

  Income Tax Expense. Federal income taxes increased by $14.1 million to $23.5 million for 1995 from $9.4 million for 1994. The increase was due primarily to improved underwriting results and net investment income which reflected an investment portfolio containing a higher proportion of taxable securities.

 Life Insurance

  Life insurance results reflected steady growth in policy income, which increased by 8.2% for 1995, compared to 1994. Sales of life insurance, primarily universal life products, were strong. Account values at December 31, 1995 increased by 10.4% from December 31, 1994 levels. Net investment income increased by 10.8% during 1995, reflecting the growth in account values as well as the general growth of invested assets. Realized gain on investments increased $1.6 million to $2.3 million primarily as a result of sales of securities to take advantage of market opportunities. Net income declined slightly by 12.4% to $14.5 million in 1995, compared to 1994.

COMBINED LIQUIDITY AND CAPITAL RESOURCES

 Sources of Funds

  The Company's liquidity requirements are met primarily by funds generated from operations, the sale and maturity of invested assets, bank borrowings and issuances of securities. The Company's primary sources of cash from operations are insurance premiums, funds received under deposit contracts, dividends, interest, rental income and asset management fees. For 1996, the Company's operating cash flows totaled $730 million.

  The Company has periodically issued debt securities to fund its liquidity needs and more recently issued debt and capital securities to fund a portion of the purchase price for the Acquisition. On July 15, 1997, the Company issued $200 million aggregate principal amount of Senior Notes and, through a subsidiary trust, issued $850 million aggregate liquidation amount of 8.072% Capital Securities. Prior to the consummation of the Acquisition, the Company also issued an aggregate of $1,334 million of commercial paper, a portion of which will be repaid with the net proceeds of the Offerings. The Company, through a subsidiary trust, may issue an additional $150 million aggregate liquidation amount of capital securities in 1997. In 1995, the Company issued $200 million of 7 7/8% notes due 2005. Certain of the Company's subsidiaries also issue securities or incur indebtedness to fund their operations. See "-- Uses of Funds" below. The Company believes that future liquidity needs will be met primarily by cash generated from operations.

  The Company also has an existing bank facility under which it can borrow up to $1.6 billion at an aggregate cost of 22.5 basis points above LIBOR or use the facility to back up the commercial paper debt described above. The facility consists of a 364-day revolving credit facility for $500 million and a five-year credit facility for $1.1 billion. As of October 1, 1997, $266 million was available under this facility. The Company intends to use the net proceeds from the Offerings to retire a portion of the commercial paper backed by this facility. The facility is subject to a financial covenant that requires the Company to maintain a specified minimum level of stockholders' equity.

 Uses of Funds

  The Company's primary uses of funds are to fund the Company's operations, to service outstanding debt, to pay dividends to the Company's stockholders and to expand the Company's investment portfolio. See "Business--Investments."

  Cash from insurance operations is used primarily to pay claims and claim adjustment expenses. Most insurance premiums are received before or at the time premium revenues are recognized, while related claims are incurred and paid in subsequent months or years. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements.

  The Company's credit and real estate subsidiaries have ongoing needs for outside capital. SAFECO Credit Company's borrowings are short- to medium-term and are obtained primarily from the issuance of commercial paper and medium-term notes. SAFECO Credit Company had unaffiliated borrowings at June 30, 1997 of $907.7 million, of which $863.8 million was due within one year. Almost all of this current portion consists of short-term commercial paper borrowings which the Company expects to replace with similar commercial paper borrowings in 1997. The Company's real estate subsidiaries borrow from life insurance companies, banks, savings and loan associations and other lenders. At June 30, 1997, the real estate subsidiaries had notes and mortgages payable to nonaffiliates of $176.0 million, of which $40.1 million was due within one year. The Company anticipates that these obligations will be met through rollovers of existing borrowings and/or replacement borrowings.

 Ratings

  The claims paying ability of an insurance company is rated to provide both industry participants and insurance consumers with comparative information on specific insurance companies. Higher ratings generally indicate greater financial stability and a stronger ability to pay claims. These ratings are based upon factors relevant to policyholders and are not designed to protect equity investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell any security. Ratings focus on the following factors: capital resources, financial strength, demonstrated management expertise in the insurance business, credit analysis, systems development, marketing, investment operations, minimum policyholders' surplus requirements and capital sufficiency to meet projected growth, as well as access to such traditional capital as may be necessary to continue to meet standards for capital adequacy.

  In connection with the Acquisition and the Related Financings, Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Rating Service ("S&P") issued revised ratings for the Company's property and casualty and life subsidiaries' claims paying ability/financial strength and the Company's senior debt. Also rated were the Company's capital securities and commercial paper. In addition, A.M. Best has announced that the ratings of the Company's property and casualty and life subsidiaries are under review with negative implications. The following table summarizes current ratings:

                                                                            A.M.
                                                                MOODY'S S&P BEST
                                                                ------- --- ----
     Claims Paying Ability/Financial Strength:
       Property and casualty subsidiaries......................   A1    AA+ A++
       Life subsidiaries.......................................   A1    AA  A++
     SAFECO Corporation Obligations:
       Senior debt.............................................   A3    A+  --
       Capital securities......................................   a3    A   --
       Commercial paper........................................   P-2   A-1 --

 Regulatory Issues

  Those states in which the Company's insurance subsidiaries are domiciled or deemed to be commercially domiciled limit the amount of dividend payments that can be made by those subsidiaries without prior regulatory approval. See "Risk Factors--Holding Company Structure and Dividend and Distribution Restrictions." Based on the applicable dividend restrictions, the annual limit on the amounts of dividends available for payment by the Company's insurance subsidiaries in 1997 (in the absence of regulatory approval) is $665 million. Three of SAFECO's insurance subsidiaries received approval in July 1997 to pay dividends totaling $600 million to fund a portion of the purchase price for the Acquisition.

  The Company is not aware of any recently passed laws or regulations or current recommendations by regulatory authorities which have had or, if passed, would have a material effect on its liquidity, capital resources or results of operations.

                                   BUSINESS

OVERVIEW

  The Company is one of the largest property and casualty insurance companies in the United States. On a pro forma basis giving effect to the Acquisition and the Related Financings, the Company had consolidated revenues of $5.9 billion in 1996, and total assets of $27.3 billion and total stockholders' equity of $5.0 billion at June 30, 1997. The Company provides a broad range of personal and commercial property and casualty insurance to individuals, businesses, government units and associations. SAFECO and American States have each underwritten property and casualty insurance since the 1920s. Through its insurance subsidiaries, the Company is licensed as a property and casualty insurer in all 50 states and the District of Columbia, with a significant presence in the Pacific Northwest and the Midwest. The Company's property and casualty operations generated approximately 92% of the Company's insurance revenues in 1996. Of the Company's 1996 net written property and casualty premiums of $3.9 billion, personal and commercial lines accounted for 60% and 40%, respectively.

  The Company also offers annuities, retirement services and group life and health and individual life insurance. In addition, the Company conducts commercial lending and leasing, asset management, insurance agency and financial services distribution operations, and real estate investment and management.

  The Company's principal executive offices are located at 4333 Brooklyn Avenue N.E., Seattle, Washington 98185, and its telephone number is (206) 545-5000.

PROPERTY AND CASUALTY INSURANCE

 Selected Product and Ratio Information

  Products. The following table shows by product line net written premiums for each of SAFECO and American States individually and for SAFECO and American States on a combined basis. For a description of the product lines referred to in the table below, see "--Product Lines--Personal Lines" and "--Product Lines--Commercial Lines."

                     NET WRITTEN PREMIUMS BY PRODUCT LINE

                                                                                                           PERCENT OF
                                                                                                           TOTAL NET
                                                                                                            WRITTEN
                                    SAFECO                AMERICAN STATES                COMBINED           PREMIUMS
                          -------------------------- -------------------------- -------------------------- ----------
                            1996     1995     1994     1996     1995     1994     1996     1995     1994      1996
                          -------- -------- -------- -------- -------- -------- -------- -------- -------- ----------
                                                                 (IN MILLIONS)
Personal lines:
 Personal automobile....  $1,085.0 $1,040.9 $1,004.4 $  474.4 $  464.6 $  452.4 $1,559.4 $1,505.5 $1,456.8    39.8%
 Homeowners.............     448.5    421.5    383.7    185.3    189.1    189.9    633.8    610.6    573.6    16.2
 Other..................     142.8    137.3    119.4     24.8     27.5     26.1    167.6    164.8    145.5     4.3
                          -------- -------- -------- -------- -------- -------- -------- -------- --------   -----
 Total personal lines...   1,676.3  1,599.7  1,507.5    684.5    681.2    668.4  2,360.8  2,280.9  2,175.9    60.3
                          -------- -------- -------- -------- -------- -------- -------- -------- --------   -----
Commercial lines:
 Commercial multi-peril.     152.0    132.3    111.1    363.3    357.6    355.6    515.3    489.9    466.7    13.2
 Commercial automobile..     104.9    107.4    120.3    238.5    239.4    245.5    343.4    346.8    365.8     8.8
 Workers' compensation..     177.0    175.8    179.0    142.6    199.8    198.0    319.6    375.6    377.0     8.2
 Surety.................      52.9     50.3     45.1      9.1      8.9      9.0     62.0     59.2     54.1     1.6
 Other..................     150.0    141.5    140.4    162.9    184.7    179.0    312.9    326.2    319.4     8.0
                          -------- -------- -------- -------- -------- -------- -------- -------- --------   -----
 Total commercial lines.     636.8    607.3    595.9    916.4    990.4    987.1  1,553.2  1,597.7  1,583.0    39.7
                          -------- -------- -------- -------- -------- -------- -------- -------- --------   -----
Total net written premi-
 ums....................  $2,313.1 $2,207.0 $2,103.4 $1,600.9 $1,671.6 $1,655.5 $3,914.0 $3,878.6 $3,758.9   100.0%
                          ======== ======== ======== ======== ======== ======== ======== ======== ========   =====

  Combined Ratios. The following table states the loss and LAE ratios, underwriting expense ratios, policyholder dividend ratios and combined ratios for the periods indicated for each of SAFECO and American States individually, for SAFECO and American States on a combined basis and for the United States property and casualty insurance industry as a whole, based on data published by A.M. Best.

                               OPERATING RATIOS

                              SAFECO          AMERICAN STATES         COMBINED             INDUSTRY
                         ------------------  -------------------  -------------------  -------------------
                         1996  1995   1994   1996   1995   1994   1996   1995   1994   1996   1995   1994
                         ----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
Personal lines:
 Loss and LAE .......... 72.9%  73.1%  77.7%  82.6%  76.1%  79.7%  75.8%  74.1%  78.4%  80.7%  78.9%  80.3%
 Underwriting expense... 27.0   26.9   26.7   26.7   28.7   28.1   26.9   27.4   27.1   23.4   23.7   23.5
 Policyholder dividends.   --     --     --     --     --     --     --     --     --    0.8    1.0    0.7
                         ----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
 Combined ratio......... 99.9  100.0  104.4  109.3  104.8  107.8  102.7  101.5  105.5  104.9  103.6  104.5
Commercial lines:
 Loss and LAE .......... 60.2   64.0   66.0   65.7   60.8   66.0   63.4   61.9   66.0   76.0   78.9   82.1
 Underwriting expense... 32.9   32.0   31.9   34.5   34.7   33.9   33.8   33.7   33.2   29.6   29.2   28.7
 Policyholder dividends.  2.6    2.5    3.9    0.2    0.3    0.2    1.2    1.2    1.5    1.5    1.8    2.0
                         ----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
 Combined ratio......... 95.7   98.5  101.8  100.4   95.8  100.1   98.4   96.8  100.7  107.1  109.9  112.8
Total:
 Loss and LAE .......... 69.5   70.6   74.4   74.5   71.1   72.9   71.6   70.8   73.7   78.3   78.8   81.0
 Underwriting expense... 28.6   28.3   28.1   31.2   32.3   31.6   29.6   30.0   29.7   26.4   26.3   26.1
 Policyholder dividends.  0.7    0.7    1.1    0.1    0.2    0.1    0.5    0.5    0.7    1.1    1.4    1.3
                         ----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
 Combined ratio......... 98.8%  99.6% 103.6% 105.8% 103.6% 104.6% 101.7% 101.3% 104.1% 105.8% 106.5% 108.4%

 Product Lines

  Personal Lines. The principal coverages offered by the Company's personal lines are automobile and homeowners insurance sold to individuals. The Company had approximately 2.8 million personal automobile and homeowners policies in force at December 31, 1996. The Company is the third largest writer of personal lines insurance through independent agents and one of the largest writers of personal lines insurance overall in the United States, based on 1996 direct written premiums published by A.M. Best.

  Personal Automobile Insurance provides coverage for liability to others for both bodily injury and property damage and for physical damage to an insured's own vehicle from collision and various other perils. In addition, many states require policies to provide first-party personal injury protection, frequently referred to as no-fault coverage. SAFECO's personal automobile insurance line, its largest line, focuses on a broad segment of the personal automobile insurance market. American States has historically focused on the "preferred" or lower-risk segment of the personal automobile insurance market. Based on 1996 net written premiums published by A.M. Best, the Company is the third largest writer in the United States of personal automobile insurance through independent agents.

  Homeowners Insurance provides protection against losses to dwellings and contents from a wide variety of perils, as well as coverage for liability arising from ownership or occupancy. The Company writes homeowners insurance for dwellings, condominiums, mobile homes and rental property contents. Based on 1996 net written premiums published by A.M. Best, the Company is the second largest writer in the United States of homeowners insurance through independent agents. In recent years SAFECO and American States have restricted writings in California and Florida to improve results. Other initiatives at SAFECO have included higher premiums, increased deductibles, nationwide programs to increase insurance-to-value and geographic spread-of-risk strategies in certain states such as Colorado, Texas and Florida in an effort to mitigate the effect of hailstorm, windstorm and hurricane losses. The Company intends to implement such strategies as part of the integration of American States. Management believes that the implementation of these strategies will improve the results of the American States' homeowners line.

  Other Personal Lines Insurance includes coverage for earthquake, dwelling fire, inland marine and boats as well as involuntary assigned risk and other state-mandated plans. For the year ended December 31, 1996, the Company generated $168 million of net written premiums on such other personal lines policies.

  Commercial Lines. The Company is one of the largest writers in the United States of commercial lines insurance through independent agents based on 1996 net written premiums published by A.M. Best. The Company writes a broad range of commercial property and casualty insurance for risks of all sizes. The Company's principal commercial property and casualty product lines are commercial multi-peril, commercial automobile, workers' compensation and surety. Historically, SAFECO's commercial lines operations have been concentrated in large commercial accounts, while American States' commercial lines operations have been concentrated in small to medium-sized commercial accounts.

  Management believes that American States is one of the largest writers in the United States of commercial property and casualty insurance for businesses with fewer than 50 employees, which comprise a fast-growing segment of the United States economy. Unlike larger, more complex accounts, the lower insured values typical of this target market reduce the importance of claim severity and increase the importance of claim frequency as an underwriting consideration.

  Commercial Multi-Peril provides coverage for businesses against third-party liability from accidents occurring on their premises or arising out of their operations such as injuries sustained from products sold. It also insures business property for damage such as that caused by fire, wind, hail, water, theft and vandalism, and protects businesses from financial loss due to business interruption.

  Commercial Automobile provides coverage for businesses against losses incurred from personal bodily injury, bodily injury to third parties, property damage to an insured's vehicle, property damage to other vehicles and damage to other property resulting from the ownership, maintenance or use of automobiles and trucks in a business.

  Workers' Compensation provides coverage for the obligation of an employer under state law to provide its employees with specified benefits for work-related injuries, deaths and diseases, regardless of fault. There are typically four types of benefits payable under workers' compensation policies: medical, disability, death and vocational rehabilitation. Workers' compensation policies are often written in conjunction with other commercial policies.

  Surety provides a third party guarantee of a statutory or contractual obligation of an insured. Surety bonds are generally provided for construction performance and legal matters such as appeals, bankruptcies and probate.

PROPERTY AND CASUALTY MARKETING

 Independent Agency System

  The Company distributes its property and casualty lines products primarily through a network of approximately 8,000 independent agents located throughout the United States, supported by field marketing offices, customer service centers and specialized marketing divisions organized to address specific market segments. The Company believes that the independent agent distribution system offers certain service and underwriting advantages. For example, the Company believes that independent agents are better able to match products to a customer's specific needs, thereby providing a higher level of expertise and service than agents offering a single line of products. In addition, the Company believes that independent agents are able to establish close, long-term relationships with their customers.

 Marketing Operations

  The Company's marketing operations are organized into groups that concentrate on particular lines of business or a particular customer base.

  . Field Organization--Focuses on agents who provide personal lines and small-to-medium commercial lines coverage. These agents are supported by a combination of SAFECO's 16 field marketing offices and 10 customer service centers, as well as American States' 24 field marketing offices. SAFECO's customer service centers provide routine policyholder services on behalf of the agents for policyholders representing almost 20% of SAFECO's 1996 total personal lines premiums. By using customer service centers, agents can concentrate on producing new business, improving retention and building customer loyalty.

  . National Distribution Division--Focuses on agents who write personal lines nationally in connection with an affinity or other customer relationship. In 1996, the National Distribution Division added a personal lines distribution capability that allows SAFECO to respond to high-volume marketing opportunities presented on a multiple-state or national basis.

  . SAFECO Commercial--Focuses on agents who specialize in large commercial risks. SAFECO Commercial professionals have specialized underwriting and sales expertise directed to the requirements of large commercial risks and often work in close partnership with agents and Company underwriters to sell SAFECO products and services.

  . Surety--Focuses on agents who offer surety coverage for both contract bonding and general business bonds.

  . Select Markets--Focuses on agents who offer excess and surplus lines insurance, specialized program business and national commercial accounts.

 Integration of American States

  To be the leading company distributing insurance through independent agents, the Company intends to expand its marketing reach, extending American States' commercial lines franchise to approximately 3,000 SAFECO agents who did not sell SAFECO's commercial lines insurance prior to the Acquisition, and extending SAFECO's premier personal lines franchise to approximately 4,000 American States agents. The Company intends to merge the field marketing operations of SAFECO and American States to support the business written by the agents who currently represent either company. Management believes that once SAFECO's agents are appointed by American States to write small-to-medium commercial lines and American States' agents are appointed by SAFECO to write personal lines, the Company will write a greater percentage of the premiums generated by these agents.

  Through American States, the Company will develop and maintain long-term relationships with the best-performing agents focused on the small-to-medium commercial market, capitalizing on American States' experience in this market and its successful use of technology to serve these agents. Through SAFECO Commercial, the Company will continue to emphasize the appointment and development of experienced agents focused on large commercial risks.

  In its personal lines, the Company will continue to emphasize coordination between its marketing and underwriting professionals and its agents, attractive product pricing and agent compensation programs designed to retain profitable customers who value the additional service provided by an independent agent. Management believes that American States' agents will benefit from SAFECO's personal lines franchise and, to help agents defray costs of the transition from American States' products to SAFECO's products, the Company will pay a one-time incentive to American States' agents on certain personal lines business.

  In an effort to implement cost reductions and productivity enhancements as part of the integration process, the Company expects to reorganize the home office functions of its insurance businesses as follows: integrate the small-to-medium commercial lines business into American States' facilities in Indianapolis, Indiana; retain the large commercial business in Seattle, Washington; and integrate the personal lines business into SAFECO's facilities in Seattle.

  After a two-year transition period, management expects that all commercial insurance for small to medium-sized businesses will be written under American States' brand name and all commercial insurance for large commercial risks and all personal lines will be written under SAFECO's brand name. Management believes that this alignment creates the potential for enhanced national advertising and increased recognition for both SAFECO's and American States' brand names.

 Agent Relationship Management and Compensation

  The Company attributes its success in developing and maintaining relationships with independent agents to the following factors: (i) close working relationships between the Company and its independent agents; (ii) the use of interactive and knowledge-based technology systems which reduce handling costs and facilitate improved service to policyholders; (iii) prompt and responsive claims handling support; (iv) its financial strength;
(v) creative bonus and incentive compensation programs; and (vi) a broad range of innovative products.

  The Company compensates its agents through commissions, bonuses and special promotions. Commissions vary among lines of business and from state to state. In addition to the commissions set forth in the Company's standard commission schedules, agents have the opportunity to earn bonus commissions based on the profitability of and growth in the business produced. Integrating the best aspects of SAFECO's and American States' commission and incentive structures, the Company intends to develop incentive commission programs designed to make the Company the preferred provider for personal lines, small-to-medium commercial lines and large commercial lines for its agents.

PROPERTY AND CASUALTY GEOGRAPHIC DISTRIBUTION

  The combination of SAFECO and American States accelerates the Company's growth east of the Rocky Mountains and enhances its market position in the Midwest, thereby geographically diversifying the Company's revenue and earnings base and its catastrophic risk exposure. Management believes that insurers generally have been able to manage risk selection and pricing effectively in the Midwest. Giving effect to the Acquisition, 34% of the Company's 1996 direct written property and casualty premiums were generated in Washington, Oregon and California, which represents a reduction from 45% for SAFECO prior to the Acquisition. The following table illustrates this geographic diversification by showing the distribution of personal, commercial and total property and casualty direct written premiums of SAFECO and the combined Company for the year ended December 31, 1996:

                                    PERSONAL        COMMERCIAL          TOTAL
                                 ---------------- ---------------- ----------------
                                 SAFECO  COMBINED SAFECO  COMBINED SAFECO  COMBINED
                                 ------  -------- ------  -------- ------  --------
      California................  21.2%    17.2%   25.8%    14.0%   22.6%    15.9%
      Washington................  17.6     14.8    11.9     10.6    16.0     13.1
      Texas.....................   7.6      7.5     7.4      6.2     7.5      7.0
      Illinois..................   4.9      5.7     3.9      7.7     4.6      6.5
      Oregon....................   6.3      5.1     6.5      5.4     6.4      5.2
      Missouri..................   4.2      5.1     1.1      4.7     3.3      4.9
      Indiana...................   0.8      3.4     0.6      4.7     0.7      3.9
      Florida...................   2.8      3.0     6.1      4.7     3.8      3.7
      Michigan..................   1.4      2.3     2.3      3.6     1.7      2.8
      Ohio......................   1.9      3.1     0.5      2.0     1.5      2.7
      All other.................  31.3     32.8    33.9     36.4    31.9     34.3
                                 -----    -----   -----    -----   -----    -----
      All States................ 100.0%   100.0%  100.0%   100.0%  100.0%   100.0%
                                 =====    =====   =====    =====   =====    =====

PROPERTY AND CASUALTY CLAIMS ADMINISTRATION

  The Company employs approximately 2,500 claims employees in approximately 400 locations throughout the United States. These employees include telephone and field adjusters, appraisers, litigation specialists, staff attorneys, regional and home office management and support staff. The Company handles over 97% of its claims internally and employs independent adjusters primarily where geographic location makes it impractical to use the Company's employees. The Company's claims are handled by professionals with the technical expertise necessary to deal with complex coverage, liability and damage issues. The Company recognizes the importance of the specialized and extensive training required for claims adjusting and has committed significant resources and efforts to the development of its claims staff.

  The Company intends to use SAFECO's innovative claims handling procedures, systems and technology to handle claims for the combined Company. In handling claims, SAFECO strives to provide superior customer service while effectively managing loss exposure and controlling claims expense. To resolve claims efficiently, SAFECO grants claims settlement authority to claims personnel based on the experience of each individual and, to the extent possible, assigns personnel with expertise in the particular issues involved in each claim. The home office claims department periodically conducts file reviews of SAFECO's claims offices to monitor adherence to claims policies and procedures, the adequacy of case reserves, claims loss control, claims expense control, productivity and service standards. Regional claims managers periodically audit sample files of claims representatives as part of their supervisory process. SAFECO emphasizes proactive claims management. Management believes that prompt contact and personalized service help to reduce claims litigation and the associated costs.

  In addition to adjusters and appraisers, the field staff includes special investigative units to detect and deter fraudulent claims. SAFECO uses a number of programs, including national electronic databases, to combat fraud. SAFECO has reduced the cost of claims settlement in several lines of business by establishing separate specialized units for workers' compensation, environmental exposures and fraud investigations. See "--Property and Casualty Loss Reserves--Environmental and Asbestos Claims." In order to reduce the costs of claims settlement and litigation, SAFECO encourages alternative dispute resolution to the extent possible, and where litigation is necessary, relies on staff attorneys for handling up to 90% of its litigation in locations where staff counsel are present.

  SAFECO's claims processing is highly automated and combines the efficiency of centralized claims handling with the flexibility of field representatives. SAFECO believes that it is an industry leader in using a proprietary client server system that supports a "paperless" claims environment. As a result, SAFECO's field representatives are not restricted to a specific office or physical location. This flexibility adds significant savings and efficiencies to the claims-handling process. SAFECO's sophisticated automated claims-handling systems have improved the speed and quality of claims service and, in conjunction with preferred provider programs for glass replacement, automobile rentals, medical cost containment and emergency response, have lowered the cost of settling claims and shortened the time to claim payment. For example, management believes that for 1996 the automated glass replacement program resulted in a 15% savings over nonautomated glass claims processing with one of the highest repair-to-replacement ratios in the industry; the automobile rental program reduced the average rental period by two days below the industry average and at negotiated rates; and the audit and management of health care costs resulted in an annual 15% savings, net of expense. SAFECO's claims department also provides automated feedback from claims handlers to underwriters to help with risk assessment and pricing.

  The Company believes that implementing SAFECO's approach to claims administration at American States will reduce both loss costs and adjustment expenses, particularly in the areas of automobile bodily injury claims, construction defect claims, asbestos and environmental claims and catastrophe claims.

LIFE AND HEALTH INSURANCE

 Product Lines

  Annuities. For 1996, approximately 80% of SAFECO's annuities consisted of single premium immediate annuities ("SPIAs"). SPIAs are sold to fund third party personal injury settlements and are nonsurrenderable contracts, supported by invested assets consisting primarily of long-maturity bonds. Deferred annuities (primarily fixed rate products) accounted for the remaining 20% of SAFECO's 1996 annuity assets.

  Retirement Services. These services primarily consist of tax-sheltered annuities which are marketed to teachers and employees of hospitals and charitable organizations, IRAs and corporate retirement funds. SAFECO also offers a relatively small number of variable return products and expects to focus greater efforts on these products in the future.

  Group Life and Health. SAFECO is a major provider of excess loss group medical insurance sold to self-insured employers.

  Individual Life. American States focuses on the sale of universal life and term life policies, although it also writes whole life, individual annuities and disability income policies. SAFECO also offers individual life insurance.

 Marketing

  The Company markets its life, annuity and group insurance products in all 50 states and the District of Columbia. Product sales are through independent agents who sell multi-line property and casualty insurance and/or life, annuity and group insurance. The Company's deferred annuities are primarily marketed through financial institutions by its subsidiary, Talbot Financial Corporation.

  The Company believes its marketing force of 8,000 agents presents an opportunity to increase sales of individual life insurance through multi-line property and casualty agents. In addition, the Company is exploring other initiatives to broaden the distribution of its products. For example, the Company expects to establish new marketing relationships with financial institutions to offer fixed annuities and indexed annuities. The Company also intends to expand its group insurance distribution network, develop competitive group insurance pricing in select markets, and contract with business partners who seek to maintain a long-term marketing relationship with the Company.

OTHER OPERATIONS

  The Company's other operations include subsidiaries involved in commercial lending and leasing, asset management, insurance agency and financial distribution operations, and real estate investment and management. Management believes that the Acquisition will increase opportunities to cross-sell the services provided by these operations.

  SAFECO Credit Company, Inc. provides loans and equipment financing and leasing to commercial businesses, including affiliated companies.

  SAFECO Asset Management Company manages 25 SAFECO mutual funds and several outside pension accounts. At June 30, 1997, it had $4.3 billion under management. SAFECO Trust Company provides asset and trust management services. Talbot Financial Corporation and its subsidiaries market insurance directly as agent/brokers and also distribute financial products through banks.

  SAFECO Properties, Inc., and its subsidiaries Winmar Company, Inc. ("Winmar") and SAFECARE Company, Inc. ("SAFECARE"), invest in and manage real estate properties throughout the United States.

Winmar primarily invests in retail shopping centers and also offers real estate services, including property management, design and construction management and tenant leasing services. SAFECARE invests in medical real estate, primarily skilled nursing facilities.

TECHNOLOGY

  The Company believes that a critical component of its success is the integration of people and processes with leading-edge technology. SAFECO and American States were among the first in the industry to develop on-line integrated policy rating, billing, issuing and servicing systems that enable the Company to interface electronically with independent agents. These systems allow independent agents to provide timely service to their customers and to achieve cost efficiencies for the agents and the Company. The Company intends to use the most effective technology and systems available from each of SAFECO and American States and believes that these efforts will improve customer service and reduce costs in all of its businesses.

  The Company's informations systems staff consists of approximately 1,400 professionals, who represent an array of technical and business disciplines. The Company maintains this position by attracting and retaining high-quality professionals, an aggressive campus recruiting program and a strong focus on continuing education.

REINSURANCE

  The Company uses treaty and facultative reinsurance to help manage its exposure to loss. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity. Although the reinsurer is liable to the Company to the extent of the reinsurance ceded, the Company remains primarily liable to the policyholder as the direct insurer on all risks reinsured. To the Company's knowledge, none of its reinsurers is experiencing financial difficulties. The Company's combined liability for unpaid losses and adjustment expense is reported gross of reinsurance recoverables which totaled $242.7 million at June 30, 1997, $267.8 million at December 31, 1996 and $230.9 million at December 31, 1995.

  The Company does not enter into retrospective reinsurance contracts or participate in any unusual or nonrecurring reinsurance transactions such as reserve "swaps" or loss portfolio transfers. The Company does not use funding covers and does not participate in any surplus relief transactions.

  The Company expects to purchase $200 million of territory specific reinsurance in excess of its current retention, effective October 1, 1997, to protect against potential earthquake claims in connection with the New Madrid fault located in the central United States. The Company also obtains excess-of-loss, quota share and other forms of reinsurance coverage as is generally standard for its business. Set forth below is a description of SAFECO's and American States' catastrophe reinsurance programs in effect before the Acquisition. At the end of 1997 management expects to replace such reinsurance programs with new programs.

  For 1997 SAFECO's nationwide catastrophe property reinsurance program covers 90% of $400 million of single-event losses in excess of a $100 million retention. In a large catastrophe, SAFECO would retain the first $100 million of losses, 10% of the next $400 million and all losses in excess of $500 million. SAFECO also has in place an additional earthquake reinsurance contract for 1997 for Washington and Oregon that covers 90% of $100 million of single-event earthquake losses in excess of $500 million. Both of these 1997 catastrophe property reinsurance contracts include provisions for one reinstatement for a second catastrophe event in 1997 at current rates.

  For 1997 American States' property catastrophe reinsurance program provides protection of 90% of $150 million of single event losses in excess of a $30 million retention. American States also has an additional coverage layer of 90% of $100 million, solely for non-California earthquake exposure.

  SAFECO reinsures portions of its individual and group life, accident and health insurance through commercial reinsurance treaties, providing protection against large risk and catastrophe situations. In 1996 SAFECO began reinsuring 100% of its long-term disability business. American States also reinsures portions of its individual life and annuity business with commercial reinsurers.

PROPERTY AND CASUALTY LOSS RESERVES

  The Company's consolidated financial statements include the estimated liability (reserves) for unpaid losses and loss adjustment expense of its property and casualty insurance subsidiaries. The liability is presented net of amounts recoverable from salvage and subrogation and gross of amounts recoverable from reinsurance.

  The Company establishes reserves for losses that have been reported to the Company and certain legal expenses on the "case basis" method. The Company estimates claims incurred but not reported ("IBNR") and other adjustment expense using statistical procedures. The Company accrues salvage and subrogation recoveries using the "case basis" method for large claims and statistical procedures for smaller claims.

  The Company's objective is to set reserves that are adequate; that is, the amounts originally recorded as reserves should at least equal the amounts ultimately required to settle losses. The Company's reserves aggregate its best estimates of the total ultimate cost of claims that have been incurred but have not yet been paid. The estimates are based on past claims experience and reflect current claims trends as well as social, legal and economic conditions, including inflation. The reserves are not discounted.

  The Company reviews its loss and adjustment expense reserve development on a regular basis to determine whether the reserving assumptions and methods are appropriate. Reserves initially determined are compared to the amounts ultimately paid. The Company regularly makes statistical estimates of the projected amounts necessary to settle outstanding claims, compares these estimates to the recorded reserves and adjusts the reserves as necessary. The adjustments are reflected in current operations.

  The following tables provide an analysis of changes in losses and adjustment expense reserves for 1996, 1995 and 1994 (net of reinsurance amounts) for SAFECO and American States. Changes in the reserves have been reflected in each company's income statement for the year when the changes were made.

  Both SAFECO and American States have shown decreases to the liability for estimated losses and adjustment expense for claims occurring in prior years. SAFECO's operations were credited $77.7 million, $59.7 million and $81.3 million in 1996, 1995 and 1994, respectively, as a result of a reduction in the estimated amounts needed to settle prior years' claims. American States' operations were credited $45.7 million, $39.9 million and $92.0 million in 1996, 1995 and 1994, respectively. Such reserve adjustments, which affected current operations during each of the years, resulted from developed losses from prior years being different than were anticipated when the liability for losses and loss expense were originally estimated. These development trends have been considered in establishing the current year liabilities.

       ANALYSIS OF CHANGES IN LOSS AND LAE RESERVES, NET OF REINSURANCE

                                                    1996      1995      1994
                                                  --------  --------  --------
                                                        (IN MILLIONS)
SAFECO
Loss and LAE reserves at beginning of year......  $2,070.1  $2,092.9  $1,995.1
                                                  --------  --------  --------
Incurred loss and LAE for claims occurring in
 the current year...............................   1,658.2   1,586.7   1,609.4
Decrease in estimated loss and LAE for claims
 occurring in prior years.......................     (77.7)    (59.7)    (81.3)
                                                  --------  --------  --------
 Total incurred loss and LAE ...................   1,580.5   1,527.0   1,528.1
                                                  --------  --------  --------
Loss and LAE payments for claims occurring
 during:
 Current year...................................     939.5     856.8     809.8
 Prior years....................................     755.4     693.0     620.5
                                                  --------  --------  --------
 Total loss and LAE payments....................   1,694.9   1,549.8   1,430.3
                                                  --------  --------  --------
Loss and LAE reserves at end of year............  $1,955.7  $2,070.1  $2,092.9
                                                  ========  ========  ========
Reconciliation:
 Loss and LAE reserves, net of reinsurance......  $1,955.7  $2,070.1  $2,092.9
 Add: reinsurance recoverables on unpaid losses
  at end of year................................     103.4     110.7     143.9
                                                  --------  --------  --------
Loss and LAE reserves at end of year, gross of
 reinsurance....................................  $2,059.1  $2,180.8  $2,236.8
                                                  ========  ========  ========
AMERICAN STATES
Loss and LAE reserves at beginning of year......  $2,294.5  $2,377.3  $2,458.5
                                                  --------  --------  --------
Incurred loss and LAE for claims occurring in
 the current year...............................   1,245.6   1,233.6   1,318.2
Decrease in estimated loss and LAE for claims
 occurring in prior years ......................     (45.7)    (39.9)    (92.0)
                                                  --------  --------  --------
 Total incurred loss and LAE ...................   1,199.9   1,193.7   1,226.2
                                                  --------  --------  --------
Loss and LAE payments for claims occurring
 during:
 Current year...................................     654.0     613.6     617.4
 Prior years....................................     578.7     662.9     690.0
                                                  --------  --------  --------
 Total loss and LAE payments....................   1,232.7   1,276.5   1,307.4
                                                  --------  --------  --------
Loss and LAE reserves at end of year............  $2,261.7  $2,294.5  $2,377.3
                                                  ========  ========  ========
Reconciliation:
 Loss and LAE reserves, net of reinsurance......  $2,261.7  $2,294.5  $2,377.3
 Add: reinsurance recoverables on unpaid losses
  at end of year................................     164.4     120.1     119.4
                                                  --------  --------  --------
Loss and LAE reserves at end of year, gross of
 reinsurance....................................  $2,426.1  $2,414.6  $2,496.7
                                                  ========  ========  ========

  Analysis of Loss and LAE Reserve Development

  The following tables present the development of the loss and LAE reserves for 1986 through 1996 for SAFECO and American States. The top lines of the table show the estimated reserve for unpaid loss and LAE at December 31 for each of the indicated years, both gross and net of related reinsurance amounts. The upper portion of the table shows the cumulative amount paid with respect to the previously recorded reserve as of the end of each succeeding year. The next section shows the reestimated amount of the previously recorded reserve based on experience as of each succeeding year. The estimate is increased or decreased as more information becomes known about individual claims and as changes in conditions and claim trends become apparent. The lower section of the table shows the cumulative redundancy (deficiency) developed with respect to the previously recorded liability as of the end of 1996. For example, SAFECO's 1990 reserve of $1,791.5 million developed over six years to a redundancy of $182.9 million. Favorable loss reserve development on prior accident years may not necessarily occur in the future, and there can be no assurance that earnings will continue to benefit from positive reserve developments.

  SAFECO. Since 1988, SAFECO's reserve development has been favorable. This trend reflects several factors: aggressive reserving previously undertaken to correct deficiencies in years prior to 1988, favorable legislation in workers' compensation, moderation of medical costs and inflation, and improvements in claims handling processes. The favorable legislation in workers' compensation, which relates primarily to Oregon and California, has helped reduce fraud, allowed for faster claim settlement and made it more difficult to reopen claims--all of which reduced SAFECO's ultimate loss costs. The cost of claim settlements in several lines of business has benefited from changes in the organization of SAFECO's claims department, which established separate specialized units for workers' compensation, environmental exposures and fraud investigations. In addition, increased focus on loss adjustment expenses has helped reduce these costs. The deficiencies indicated for 1986 and 1987 arose from the emergence of liabilities for pollution, asbestos and other hazardous toxic claims and adverse development of the automobile liability and workers' compensation lines due to significant medical inflation and trends in the civil justice system. In this same period, SAFECO's loss adjustment expenses increased, reflecting higher legal costs and increased litigation.

                                                          YEAR ENDED DECEMBER 31,
                     ----------------------------------------------------------------------------------------------------
                       1986      1987      1988     1989     1990     1991     1992     1993     1994     1995     1996
                     --------  --------  -------- -------- -------- -------- -------- -------- -------- -------- --------
                                                               (IN MILLIONS)
Reserve for unpaid
 losses and
 adjustment
 expense:
 Gross of reinsur-
  ance.............  $1,095.2  $1,328.5  $1,523.6 $1,702.5 $1,872.1 $2,017.3 $2,052.3 $2,095.2 $2,236.8 $2,180.8 $2,059.1
 Reinsurance.......      54.9      79.0      97.0     75.3     80.7    152.0     89.2    100.1    143.9    110.7    103.4
                     --------  --------  -------- -------- -------- -------- -------- -------- -------- -------- --------
 Net of
  reinsurance......   1,040.3   1,249.5   1,426.6  1,627.2  1,791.4  1,865.3  1,963.1  1,995.1  2,092.9  2,070.1  1,955.7
                     --------  --------  -------- -------- -------- -------- -------- -------- -------- -------- --------
Cumulative net
 amount paid as of:
 One year later....     382.3     419.5     443.1    540.2    603.0    548.9    598.9    620.5    693.0    755.4
 Two years later...     610.3     677.1     725.7    849.6    914.5    905.7    913.4    947.6  1,068.3
 Three years later.     771.3     848.2     902.5  1,035.0  1,109.4  1,086.5  1,106.5  1,147.6
 Four years later..     875.9     936.4   1,010.3  1,149.5  1,221.6  1,207.2  1,230.6
 Five years later..     945.4   1,033.7   1,083.5  1,222.1  1,301.1  1,294.4
 Six years later...     991.8   1,082.8   1,129.9  1,276.4  1,368.9
 Seven years later.   1,029.6   1,119.8   1,169.9  1,323.0
 Eight years later.   1,057.3   1,151.0   1,203.4
 Nine years later..   1,082.0   1,177.6
 Ten years later...   1,100.5
Net reserve re-es-
 timated as of:
 One year later....   1,094.1   1,253.9   1,397.7  1,621.9  1,767.4  1,820.7  1,866.2  1,913.8  2,033.2  1,992.4
 Two years later...   1,118.2   1,258.2   1,368.1  1,593.6  1,705.8  1,732.8  1,782.1  1,818.3  1,902.3
 Three years later.   1,121.2   1,258.0   1,355.8  1,541.4  1,666.1  1,686.0  1,712.2  1,716.1
 Four years later..   1,140.3   1,264.8   1,338.6  1,544.8  1,657.2  1,650.7  1,642.3
 Five years later..   1,149.1   1,266.3   1,360.5  1,549.9  1,637.5  1,594.9
 Six years later...   1,168.7   1,299.6   1,386.7  1,546.9  1,608.5
 Seven years later.   1,210.5   1,332.4   1,383.3  1,525.4
 Eight years later.   1,240.9   1,328.6   1,373.7
 Nine years later..   1,239.9   1,324.4
 Ten years later...   1,239.6
Cumulative net
 redundancy........   $(199.3)   $(74.9)    $52.9   $101.8   $182.9   $270.4   $320.8   $279.0   $190.6    $77.7

  American States. For 1993 and subsequent years, American States' reserve development has been favorable. This positive development was consistent with industry trends, but was also due in part to the continuing effects of the New Directions initiative. Under the New Directions initiative, American States reduced market share in lines of business and geographic areas which were producing less than acceptable loss ratios. The New Directions initiative has been primarily responsible for the 10.6% improvement in American States' loss ratio from 71.6% for 1991 to 61.0% for 1996. Other factors contributing to favorable loss reserve development were the ongoing improvements in the claim evaluation and management process and consistent application of American States' reserving philosophy. Additionally, workers' compensation reform and tort reform have created improvement in loss cost trends for both American States and the industry. The unfavorable development of reserves prior to 1993 is primarily due to construction defects and environmental and asbestos claims.

                                                         YEAR ENDED DECEMBER 31,
                    ------------------------------------------------------------------------------------------------------------
                      1986      1987      1988      1989      1990      1991      1992      1993      1994      1995      1996
                    --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                                                              (IN MILLIONS)
Reserve for unpaid
 losses and
 adjustment
 expense:
 Gross of
  reinsurance.....  $1,406.5  $1,548.0  $1,797.9  $2,020.2  $2,276.1  $2,498.1  $2,671.2  $2,585.4  $2,496.7  $2,414.6  $2,426.1
 Reinsurance......     148.9     152.2     154.0     129.5     127.5     127.8     132.7     127.0     119.5     120.1     164.4
                    --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
 Net of
  reinsurance.....   1,257.6   1,395.8   1,643.9   1,890.7   2,148.6   2,370.3   2,538.5   2,458.4   2,377.2   2,294.5   2,261.7
                    --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Cumulative net
 amount paid as
 of:
 One year later...     477.0     509.5     606.0     710.3     777.7     779.7     800.6     690.0     662.9     578.7
 Two years later..     727.1     785.2     937.0   1,096.2   1,183.1   1,230.8   1,225.1   1,094.3     996.8
 Three years
  later...........     887.6     931.0   1,152.6   1,321.7   1,453.7   1,495.6   1,501.6   1,322.7
 Four years later.     971.6   1,052.4   1,272.2   1,479.7   1,617.9   1,685.4   1,663.6
 Five years later.   1,046.3   1,124.7   1,361.9   1,580.1   1,740.6   1,807.5
 Six years later..   1,095.7   1,180.3   1,422.1   1,659.9   1,828.1
 Seven years
  later...........   1,134.3   1,219.8   1,471.4   1,716.6
 Eight years
  later...........   1,164.1   1,253.5   1,509.8
 Nine years later.   1,190.4   1,282.9
 Ten years later..   1,214.1
Net reserve re-
 estimated as of:
 One year later...   1,189.2   1,335.6   1,608.7   1,900.9   2,153.4   2,397.9   2,490.4   2,366.4   2,337.3   2,248.8
 Two years later..   1,205.9   1,328.7   1,635.5   1,924.6   2,195.5   2,407.0   2,458.0   2,399.5   2,342.7
 Three years
  later...........   1,227.9   1,354.6   1,651.4   1,969.1   2,247.7   2,402.5   2,534.3   2,454.6
 Four years later.   1,259.6   1,375.3   1,685.6   2,028.9   2,265.3   2,505.3   2,618.1
 Five years later.   1,285.2   1,420.9   1,764.7   2,052.7   2,373.5   2,603.1
 Six years later..   1,326.6   1,507.0   1,779.4   2,159.3   2,472.5
 Seven years
  later...........   1,410.9   1,515.1   1,871.8   2,237.8
 Eight years
  later...........   1,417.4   1,604.7   1,935.6
 Nine years later.   1,507.1   1,655.0
 Ten years later..   1,543.0
Cumulative net
 redundancy
 (deficiency):
 Personal and
  commercial
  lines...........  $  (48.5) $  (36.2) $  (75.8) $  (99.6) $  (87.1) $  (12.1) $   78.5  $  126.5  $  129.5  $   71.9
 Reinsurance
  business in run-
  off.............    (236.9)   (223.0)   (215.9)   (247.5)   (236.8)   (220.7)   (158.1)   (122.7)    (95.0)    (26.2)
                    --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
  Total...........  $ (285.4) $ (259.2) $ (291.7) $ (347.1) $ (323.9) $ (232.8) $  (79.6) $    3.8  $   34.5  $   45.7
                    ========  ========  ========  ========  ========  ========  ========  ========  ========  ========

 Construction Defect Claims

  American States experienced adverse loss development on construction defect claims which is netted within the aggregate 1996 favorable development on prior years' loss and LAE reserves. Construction defect claims are a subset of claims that arise from coverage provided by general property damage liability insurance. The Company defines construction defect claims as those involving allegations of defective work which result in claims for damages related to the diminution in value of large construction projects, such as condominiums, office buildings, shopping centers and housing developments. Prior to 1993 the number of construction defect claims reported to American States were insignificant relative to the total number of general property damage liability claims; therefore, these claims were not separated for the purpose of American States' reserve analysis. SAFECO has not historically separated these claims for the purpose of reserve analysis. The reporting pattern and incurred loss and LAE for American States' construction defect claims are as follows:

                                                      NUMBER OF    INCURRED LOSS
                  CONSTRUCTION DEFECTS             REPORTED CLAIMS  AND LAE(1)
                  --------------------             --------------- -------------
                                                                   (IN MILLIONS)
      1991 and prior..............................        442         $ 12.0
      1992........................................        804           25.0
      1993........................................      1,257           46.1
      1994........................................      1,274           88.8
      1995........................................      1,227          110.8
      1996........................................      1,709          134.3

--------
(1) Incurred loss and LAE include reported claims and IBNR claims, net of reinsurance.

  The table below shows the loss reserve activity analysis of American States for construction defect claims:

                     CONSTRUCTION DEFECTS                 1996    1995    1994
                     --------------------                ------  ------  ------
                                                            (IN MILLIONS)
      Reserves at beginning of year..................... $245.5  $173.9  $114.9
      Incurred loss and LAE ............................  134.3   110.8    88.8
      Loss and LAE payments.............................  (49.8)  (39.2)  (29.8)
                                                         ------  ------  ------
      Reserves at end of year........................... $330.0  $245.5  $173.9
                                                         ======  ======  ======

  Approximately 90% of American States' reported construction defect claims through 1996 involved construction activity in California, with the majority of such reported claims being incurred in accident years prior to 1994. American States believes that the increase in 1996 reportings is attributable, in large part, to the California Supreme Court's landmark decision in Montrose Chemical Corp. v. Admiral Ins. Co., 10 Cal. 4th 654 (1995). In Montrose the court held that in progressive damage cases (where damage begins in one policy period and advances in subsequent policy periods), such as environmental and construction defect cases, any policy in effect while the damage progressed is triggered and is potentially exposed to the loss. The adoption of this "continuous" trigger theory in the interpretation of liability insurance policies marked a significant departure from the "manifestation" trigger the court had adopted in the interpretation of first-party property insurance policies, which many intermediate California courts had applied prior to Montrose. The adoption of the continuous trigger in conjunction with the ten-year statute of limitations for construction defect claims greatly expanded the number of primary carriers which would potentially have exposure for losses arising from any one project. Those factors combined with an aggressive plaintiffs' bar and a receptive California judiciary to produce the experienced growth in reportings.

  From an operational perspective, in late 1992, American States established a dedicated claim unit specifically for the management of construction defect claims. Also, beginning in 1993, American States intentionally began reducing the volume of new contractor business written in California, and currently is not writing any new California contractor business. American States also has significantly reduced its in-force book of contractor business in California. Further, as the number of construction defect claims increased during 1993 and 1994, American States decided, at the end of 1994, to segregate construction defect claims from all other general property damage liability claims for reserve analysis. As a result of a separate analysis of the construction defect losses, the reserves were increased. In addition, in 1996, American States engaged an outside consulting firm to perform a construction defect reserve analysis and claims management study. American States adopted the firm's recommendations resulting from the study and recorded the proposed addition of $44 million to construction defect loss and LAE reserves as of December 31, 1996.

  In connection with the Acquisition, SAFECO engaged its own outside consulting firm to perform a reserve analysis on American States. Based on the consultant's analysis, the Company intends to strengthen construction defect reserves by up to $40 million in the fourth quarter of 1997.

 Environmental and Asbestos Claims

  Although estimation of environmental and asbestos claims is difficult, the Company believes that the reserves established for these claims at December 31, 1996 are adequate based on the known facts and current law. The Company has generally avoided directly writing coverages for larger companies with substantial exposure in these areas. In view of changes in environmental regulations and evolving case law which affect the development of loss reserves, the process of estimating loss reserves for environmental, asbestos and other toxic claims results in imprecise estimates. Quantitative techniques have to be supplemented by subjective considerations and managerial judgment. In view of these conditions, trends that have affected development of these liabilities in the past may not necessarily occur in the future.

  SAFECO. SAFECO's reserves for loss and LAE for liability coverages related to environmental, asbestos and other toxic claims totaled $102.8 million at December 31, 1996, compared with $107.5 million at December 31, 1995. These amounts do not reflect the effect of reinsurance, which is insignificant. The reserves were approximately 5% of SAFECO's total property and casualty reserves for loss and LAE at both December 31, 1996 and 1995. The reserves include estimates for both reported and IBNR losses and related legal expenses.

  The majority of SAFECO's environmental, asbestos and other toxic claims come from the general liability line of business. A few of these losses occur in other coverages such as umbrella, small commercial package policies and personal lines. Approximately 1,100 of these claims were pending at December 31, 1996, computed on an occurrence basis. For the last three years, an average of 411 claims were opened and an average of 416 claims were closed each year. Most of SAFECO's pending environmental claims involve some type of environmental-related coverage dispute. The average settlement cost of each of SAFECO's environmental, asbestos and other toxic claims for the last three years was $27,900, including legal expenses, and $16,500, excluding legal expenses.

  The table below shows SAFECO's loss reserve activity analysis for liability coverages related to environmental, asbestos and other toxic claims:

                 ENVIRONMENTAL AND ASBESTOS               1996    1995    1994
                 --------------------------              ------  ------  ------
                                                            (IN MILLIONS)
      Reserves at beginning of year....................  $107.5  $108.2  $113.4
      Incurred loss and LAE............................     4.6     9.3    10.2
      Loss and LAE payments............................    (9.3)  (10.0)  (15.4)
                                                         ------  ------  ------
      Reserves at end of year..........................  $102.8  $107.5  $108.2
                                                         ======  ======  ======

  American States. American States' reserves for loss and LAE for liability coverages related to environmental, asbestos and other toxic tort claims totaled $250.5 million at December 31, 1996, compared with $241.2 million at December 31, 1995, net of reinsurance. Reinsurance recoverables for these exposures are estimated to be $30.5 million at December 31, 1996 and $20.3 million at December 31, 1995. The reserves were approximately 11% of American States' total property and casualty reserves for loss and LAE at both December 31, 1996 and 1995.

  American States' reinsurance in run-off business incurred adverse prior year loss reserve development in 1996 largely due to asbestos and environmental loss exposures related to accident years prior to 1988. American States engaged an independent actuarial firm in 1996 to review the sufficiency of total reinsurance in run-off reserves, with a particular emphasis on asbestos and environmental reserves. American States also obtained previously unavailable information from a large property and casualty pool from which American States assumed an approximate 2% pro rata share, which information indicated that the pool was experiencing adverse development related to its asbestos and environmental exposure. The cumulative effect of these initiatives has been to help identify the various components of the adverse development--approximately $13.0 million related to the pool and $13.2 million related primarily to various casualty excess-of-loss exposures.

  As a result of the above, American States increased its asbestos and environmental reinsurance in run-off reserves, net of reinsurance recoverables, to $143.9 million at year end 1996, up from $127.1 million at year end 1995. In addition, in January of 1996 American States agreed to assume $61.4 million of reserves, from an affiliate of Lincoln National, on a closed block of specialty lines business. This run-off business covers primarily property, casualty, accident and health exposures on sports, leisure and entertainment venues. Reserves as of December 31, 1996 totaled $41.3 million. Due to the increase in asbestos and environmental reserves and the assumption of the closed block of specialty business, total reinsurance in run-off reserves, net of reinsurance recoverables, increased to $262.4 million at year end 1996, up from $210.3 million at year end 1995. The Company believes that American States' total reinsurance in run-off loss reserves were adequate as of December 31, 1996.

  The table below shows American States' loss reserve activity analysis for liability coverages related to environmental, asbestos and other toxic claims:

                 ENVIRONMENTAL AND ASBESTOS               1996    1995    1994
                 --------------------------              ------  ------  ------
                                                            (IN MILLIONS)
     Reserves at beginning of year...................... $241.2  $198.2  $200.7
     Incurred loss and LAE .............................   22.9    56.9    11.5
     Loss and LAE payments..............................  (13.6)  (13.9)  (14.0)
                                                         ------  ------  ------
     Reserves at end of year............................ $250.5  $241.2  $198.2
                                                         ======  ======  ======

INVESTMENTS

  Insurance company investments must comply with applicable state laws and regulations which prescribe the kind, quality and concentration of investments. In general, these laws and regulations permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common equity securities, real estate mortgages and real estate.

  The Company's investment policies are determined by the Finance Committee of the Company's Board of Directors and are reviewed on a regular basis. The Company's investment strategy is designed to emphasize investment yield without sacrificing investment quality, and to provide for liquidity and diversification. The Company's property and casualty portfolio's composition of taxable and tax-exempt securities is periodically adjusted to maximize its after-tax return in view of the alternative minimum tax. For the Company's life and health portfolio, projected cash inflows are designed to match the projected cash outflows of the liabilities of the various product lines. At December 31, 1996, the average duration of the Company's property and casualty insurance fixed-maturity portfolio was eight years and for the Company's life insurance fixed-maturity portfolio, seven years.

  The following three tables set forth information regarding the combined investments of the Company. These tables do not reflect any activity after December 31, 1996, including the liquidation by SAFECO of investments to pay the $600 million dividend used to fund a portion of the purchase price for the Acquisition. See note 2 of notes to the consolidated financial statements of SAFECO and note 3 of notes to the consolidated financial statements of American States incorporated by reference into this Prospectus from the SAFECO Annual Report and the American States Annual Report, as the case may be, for information regarding the respective investment portfolios. See "Incorporation of Certain Documents by Reference."

  The table below reflects the average amount of combined investments, net investment income earned and the yield thereon for the years ended December 31, 1996, 1995 and 1994:

                                                   YEAR ENDED DECEMBER 31,
                                                -------------------------------
                                                  1996       1995       1994
                                                ---------  ---------  ---------
                                                    (DOLLARS IN MILLIONS)
     Average investments(1)...................  $18,616.5  $17,547.6  $16,507.4
     Net investment income(2).................  $ 1,391.0  $ 1,341.9  $ 1,252.1
     Average yield............................        7.5%       7.6%       7.6%

--------
(1) Average of combined investments at the beginning and end of the period stated at amortized cost. Real estate investments, which totaled $554.0 million at December 31, 1996 (or 2.6% of the Company's combined investment portfolio at December 31, 1996), are excluded from the amounts and yields.

(2) Net investment income amounts are net of investment expenses, are pretax and do not include realized gains and losses on investments.

  The following table summarizes by type, the combined investments of the Company at December 31, 1996:

                                                          AT DECEMBER 31, 1996
                                                        ------------------------
                                                                      PERCENT OF
                                                           AMOUNT     PORTFOLIO
                                                        ------------- ----------
                                                        (IN MILLIONS)
     Mortgage-backed securities--principally
      obligations of U.S. Government agencies.........     $3,181.3      15.0%
     U.S. Treasury securities and obligations of U.S.
      Government corporations and agencies............      1,609.2       7.6
     Obligations of states and political subdivisions.      5,583.1      26.3
     Debt securities issued by foreign governments....        404.7       1.9
     Corporate debt securities........................      7,136.1      33.6
     Redeemable preferred stock.......................        274.1       1.3
                                                          ---------     -----
       Total fixed-maturities.........................     18,188.5      85.7
     Equity securities................................      1,733.9       8.2
     Mortgage loans...................................        480.3       2.3
     Real estate......................................        554.0       2.6
     Short-term investments...........................        179.2       0.8
     Other investments................................         96.1       0.4
                                                          ---------     -----
       Total investments..............................    $21,232.0     100.0%
                                                          =========     =====

  The quality of the combined fixed-maturities portfolio of the Company is detailed in the following table:

                                                                     PERCENT OF
                                                                      TOTAL AT
                                                                    DECEMBER 31,
       RATING(1)                                                        1996
       ---------                                                    ------------
       AAA.........................................................      41%
       AA..........................................................      15
       A...........................................................      26
       BBB.........................................................      17
       BB or lower.................................................       1
                                                                        ---
         Total.....................................................     100%
                                                                        ===

--------
(1) The ratings referenced in the above table are based on the S&P rating system or the equivalent rating of another nationally recognized rating organization or, if not rated, are internal ratings assigned by the Company based on SAFECO's and American States' internal analyses of such securities.

  The Company's combined investment in "exotic" securities and high-risk derivatives was less than 1% of the Company's combined total investments at December 31, 1996. The Company does not enter into financial instruments for trading or speculative purposes.

LEGAL PROCEEDINGS

  Because of the nature of their businesses, the Company's insurance subsidiaries are subject to certain legal actions filed or threatened in the ordinary course of their business operations either as a liability insurer defending third-party claims brought against its insureds or as an insurer defending coverage claims brought against it. Although there can be no assurances, the Company believes, based on the known facts and the law, that the ultimate resolution of this litigation is not likely to have a material adverse effect on its financial condition, future operating results or liquidity.

  The Company's property and casualty insurance subsidiaries are parties to a number of lawsuits for liability coverages related to environmental claims. Although estimation of environmental claims loss reserves is difficult, the Company believes that the reserves established for these claims are adequate based on the known facts and current law. The loss and LAE with respect to any such lawsuit, or all lawsuits related to a single incident combined, are not expected to be material to the financial condition of the Company. See "-- Property and Casualty Loss Reserves--Environmental and Asbestos Claims" for more information regarding the liability of such subsidiaries for environmental claims and the process of estimating environmental loss reserves.

  On February 14, 1996, four of the Company's property and casualty insurance subsidiaries were among 23 underwriters of real property insurance named defendants in a case brought in the United States District Court for the Western District of Missouri alleging that their underwriting, sales and marketing practices violated a number of civil rights laws (including, without limitation, the Fair Housing Act). The plaintiffs sought to represent themselves and a putative class of similarly situated persons in the State of Missouri. This action sought injunctive relief, unspecified compensatory damages, punitive damages and attorneys' fees. In response to motions filed by the defendants, the court dismissed a conspiracy count by Order dated October 2, 1996, and dismissed the remaining counts by Order dated June 19, 1997. Prior to dismissing the action, the court also refused to certify the plaintiff class. The plaintiff has filed notice of appeal with the Eighth Circuit Court of Appeals. Management believes, based on current information, that the Company's underwriting, sales and marketing practices have complied in all material respects with the applicable requirements of both state and federal law. The Company intends to vigorously defend the action on appeal.

EMPLOYEES

  As of December 31, 1996, the Company had approximately 11,200 employees on a combined basis.

                                  MANAGEMENT

EXECUTIVE OFFICERS OF THE COMPANY

  Set forth below are the names, ages and positions of the executive officers of the Company as of the date hereof. Executive officers serve at the pleasure of the Board of Directors.

           NAME           AGE                       OFFICE
           ----           ---                       ------
 Roger H. Eigsti.........  55 Chairman of the Board and Chief Executive Officer
 Boh A. Dickey...........  53 President and Chief Operating Officer of the
                               Company and Chairman of the Boards for the
                               SAFECO mutual funds
 Rodney A. Pierson.......  49 Chief Financial Officer, Senior Vice President
                               and Secretary
 James W. Ruddy..........  48 Senior Vice President and General Counsel
 W. Randall Stoddard.....  49 President of SAFECO's property and casualty insurance companies
 Richard E. Zunker.......  59 President of SAFECO's life and health insurance companies

  Roger H. Eigsti has been Chairman of the Board and Chief Executive Officer of SAFECO since May 1993. Mr. Eigsti has been an executive officer of SAFECO or its subsidiaries since 1980 and a SAFECO director since 1988. Mr. Eigsti was SAFECO's President from January 1992 to August 1996, President and Chief Operating Officer from May 1989 to December 1991 and Executive Vice President and Chief Financial Officer from 1985 to May 1989. Mr. Eigsti is a director of Washington Mutual, Inc. and Washington Mutual Bank.

  Boh A. Dickey has been President and Chief Operating Officer of SAFECO since August 1996, and Chairman of the Boards for the 25 SAFECO mutual funds since May 1989. Mr. Dickey has been an executive officer of SAFECO since 1982 and a director since 1993. Mr. Dickey was Executive Vice President from January 1992 to August 1996, Chief Financial Officer from May 1989 to August 1996, Senior Vice President from May 1989 to December 1991, Secretary from 1985 to November 1991 and Vice President and Controller from 1982 to May 1990.

  Rodney A. Pierson has been SAFECO's Chief Financial Officer since August 1996, a Senior Vice President since February 1994 and Secretary since November 1991. Mr. Pierson served as Vice President from May 1990 to January 1994, as Controller from May 1990 to August 1997, as Vice President of SAFECO's property and casualty insurance companies from 1987 to May 1990 and as Controller of SAFECO's property and casualty insurance companies from 1984 to May 1990.

  James W. Ruddy has been a Senior Vice President of SAFECO since November 1992 and General Counsel since May 1989. Mr. Ruddy was a Vice President of SAFECO from May 1989 to November 1992 and Associate General Counsel from 1985 to May 1989.

   W. Randall Stoddard has been President of SAFECO's property and casualty insurance companies since July 1997. Mr. Stoddard was Senior Vice President of SAFECO's property and casualty insurance companies from July 1994 to June 1997 and Chief Operating Officer of such companies from September 1996 to June 1997. He is not an officer of the Company.

  Richard E. Zunker has been President of SAFECO's life and health insurance companies since 1985. He is not an officer of the Company.

DIRECTORS OF THE COMPANY

  Set forth below are the names of the directors of the Company as of the date hereof and the year their terms expire. The biographies of Messrs. Eigsti and Dickey can be found under "--Executive Officers of the Company."

                                                                          TERM
       NAME                                                         AGE EXPIRING
       ----                                                         --- --------
       Roger H. Eigsti.............................................  55   1998
       Phyllis J. Campbell.........................................  46   1999
       Robert S. Cline.............................................  60   1998
       Boh A. Dickey...............................................  53   1999
       John W. Ellis...............................................  69   1998
       William P. Gerberding.......................................  68   1999
       Joshua Green III............................................  61   2000
       William W. Krippaehne, Jr. .................................  46   1998
       William G. Reed, Jr. .......................................  58   2000
       Judith M. Runstad...........................................  53   2000
       Paul W. Skinner.............................................  50   1999
       George H. Weyerhaeuser......................................  71   2000

  Phyllis J. Campbell is President and Chief Executive Officer of U.S. Bank of Washington, N.A. of which she has been an executive officer since 1989. She is also Executive Vice President of U.S. Bancorp. Ms. Campbell has been a director of the Company since 1994. She is also a director of Puget Sound Energy, Inc.

  Robert S. Cline is Chairman and Chief Executive Officer of Airborne Freight Corporation, an air freight carrier. Mr. Cline has been a director of the Company since 1992. He is also an advisory director of Seafirst Corporation and a director of Metricom, Inc.

  John W. Ellis is Chairman and Chief Executive Officer of the corporate general partner of The Baseball Club of Seattle, L.P., the owner of the Seattle Mariners baseball team. Mr. Ellis is a director of Puget Sound Energy, Inc. and was its Chief Executive Officer from 1976 to 1992 and its Chairman from 1987 to 1993. Mr. Ellis has been a director of the Company since 1981. He is also a director of Washington Mutual, Inc. and Washington Mutual Bank, UTILX Corporation and Associated Electric & Gas Insurance Services, Ltd.

  William P. Gerberding is President Emeritus of the University of Washington, where he served as President from 1979 until his retirement in 1995. Dr. Gerberding has been a director of the Company since 1981. He is also a director of Washington Mutual, Inc. and Washington Mutual Bank.

  Joshua Green III is Chairman and Chief Executive Officer of the Joshua Green Corporation, a family investment firm, and Chairman of its wholly owned subsidiary, Sage Manufacturing Corporation. Mr. Green has been a director of the Company since 1981. He is also a director of U.S. Bancorp.

  William W. Krippaehne, Jr. is President and Chief Executive Officer of Fisher Companies Inc., the primary subsidiaries of which are engaged in broadcasting, flour milling and real estate ownership and development.
Mr. Krippaehne has been an executive officer of Fisher Companies Inc. since 1982. He has been a director of the Company since 1996.

  William G. Reed, Jr. was the Chairman of Simpson Investment Company, a forest products holding company. Mr. Reed has been a director of the Company since 1974. He is also a director of Microsoft Corporation, The Seattle Times, Washington Mutual, Inc. and Washington Mutual Bank.

  Judith M. Runstad is a partner of the Seattle law firm Foster Pepper & Shefelman. Mrs. Runstad has been a director of SAFECO since 1990. She is also Chairman of the Board of the Federal Reserve Bank of San Francisco.

  Paul W. Skinner is President of Skinner Corporation, an investment company. Mr. Skinner has been a director of the Company since 1988. He is also an advisory director of Seafirst Corporation and Seattle-First National Bank.

  George H. Weyerhaeuser is Chairman of the Board of Weyerhaeuser Company, a forest products company, and was its Chief Executive Officer from 1966 until his retirement in 1991. Mr. Weyerhaeuser has been a director of the Company since 1978. He is also a director of The Boeing Company and Chevron Corporation. Under the terms of the Company's retirement policy for directors, Mr. Weyerhaeuser will retire as a director at the Company's 1999 Annual Meeting of Stockholders.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value. The following summary description of the capital stock is qualified in its entirety by reference to the Restated Articles and Bylaws of the Company, which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  On June 30, 1997, there were 126,343,401 shares of Common Stock outstanding, held of record by approximately 4,300 holders. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. There are no cumulative voting rights for the election of directors. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds, subject to preferences that may be applicable to any outstanding Preferred Stock. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offerings will be, fully paid and nonassessable.

PREFERRED STOCK

  The Restated Articles permit the Board of Directors, without further shareholder authorization, to issue Preferred Stock in one or more series and to fix the terms and provisions of each series, including dividend rights and preferences over dividends on the Common Stock; conversion rights, if any; voting rights, if any (in addition to those provided by law); redemption rights, if any, and the terms of any sinking fund therefor; and rights on liquidation, including preferences over the Common Stock, which action could adversely affect the rights of holders of Common Stock. As of the date hereof, the Company had no shares of Preferred Stock outstanding.

ANTITAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS AND WASHINGTON LAW

  Except as otherwise described below (and in addition to any voting rights granted to holders of Preferred Stock), the approval of any merger, share exchange, sale, lease, exchange or disposition of all or substantially all of the Company's property, otherwise than in the usual and regular course of business, or proposal to dissolve, requires the affirmative vote of the holders of not less than a majority of the outstanding shares of voting stock. In addition, the Restated Articles, which provide for the foregoing provisions, as well as the staggered terms for directors and the availability of Preferred Stock for issuance without shareholder approval, may deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors, and could thereby deprive shareholders of opportunities to realize a premium on their Common Stock and make removal of incumbent management more difficult. On the other hand, these provisions may induce any persons seeking control of the Company or a business combination with the Company to negotiate terms acceptable to the Board of Directors.

  The laws of the state of Washington contain certain provisions that may have the effect of delaying, deferring or preventing a change of control of the Company. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "Target Corporation," with certain exceptions, from engaging in certain "Significant Business Transactions" with a person or group of persons which beneficially owns 10% or more of the voting securities of the Target Corporation (an "Acquiring Person") for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the Target Corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the Target Corporation as a result of the Acquiring Person's acquisition of 10% or more of the shares or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. After the five-year period, a Significant Business Transaction may occur as long as it complies with certain fair price provisions of the statute or is approved by a majority of disinterested shareholders within each voting group entitled to vote separately at an annual meeting of shareholders called earlier than five years after the Acquiring Person's acquisition of shares. A corporation may not "opt out" of this statute.

INSURANCE REGULATIONS CONCERNING CHANGE OF CONTROL

  State insurance regulatory laws intended primarily for the protection of policyholders contain provisions that require advance approval by state agencies of any change of control of an insurance company or insurance holding company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. The Company owns, directly or indirectly, all the shares of stock of certain property and casualty insurance companies domiciled or deemed to be commercially domiciled in Washington, Indiana, California, Illinois, Texas, Missouri, Pennsylvania and New York. In the states where the Company's insurance subsidiaries are domiciled or deemed to be commercially domiciled, "control" is generally presumed to exist through the ownership of 10% or more of the voting securities of such an insurance company or of any company that controls such an insurance company. Any purchase of shares of Common Stock that would result in the purchaser's owning 10% or more of the voting power of the Company will be presumed to result in the acquisition of control of the Company's insurance subsidiaries. Such an acquisition of Common Stock would require prior regulatory approval unless the Insurance Commissioner in each state in which the Company's insurance subsidiaries are domiciled or deemed to be commercially domiciled determines otherwise. In addition, many state insurance regulatory laws contain provisions that require prenotification to state agencies of a change of control of a nondomestic insurance company licensed in that state in the event specific market concentration thresholds are triggered by an acquisition. While such prenotification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize issuance of a cease and desist order with respect to the nondomestic admitted insurer if certain conditions exist such as undue market concentration. Such insurance regulatory requirements may deter, delay or prevent certain transactions affecting the control of the Company or the ownership of Common Stock, including transactions that could be advantageous to the shareholders of the Company.

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

  The Restated Articles include a provision permitted by Washington law that limits the liability of the Company's directors. Under the provision, no director shall be personally liable to the Company or its shareholders for monetary damages for conduct as a director, excluding, however, liability for acts or omissions involving intentional misconduct by the director or knowing violations of law by the director, distributions illegal under Washington law, or transactions from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. In addition, Washington law provides for broad indemnification by the Company of its officers and directors. The Company's Bylaws implement this indemnification to the extent permitted by law. Insofar as the indemnity for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors or officers of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REGISTRAR AND TRANSFER AGENT

  The registrar and transfer agent for the Common Stock is First Chicago Bank.

                CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
                             FOR NON-U.S. HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person who is, for United States federal income tax purposes, an individual or entity other than (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any state thereof, (iii) an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States fiduciaries have the authority to control all substantial decisions of the trust. This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to such Non-U.S. Holders in light of their personal circumstances or any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

DIVIDENDS

  Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rates as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rates as may be specified by an applicable income tax treaty.

  Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) would be required to satisfy applicable certification and other requirements, including the filing of an Internal Revenue Service ("IRS") Form W-8 certifying entitlement to a treaty benefit. Also, those proposed regulations would provide, among other things, rules for determining whether, for purposes of treaty eligibility, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in the entity. Currently, certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

  A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period.

  An individual Non-U.S. Holder described in clause (i) above will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause
(ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States capital losses (notwithstanding the fact that the individual is not considered a United States resident). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

  The Company has not determined whether it is a "U.S. real property holding corporation" for federal income tax purposes, but does not believe it ever has been, and does not anticipate that it will become, a U.S. real property holding corporation. If the Company is or becomes a U.S. real property holding corporation, so long as the Common Stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period) more than 5% of the Common Stock will be subject to United States federal income tax on the disposition of the Common Stock.

FEDERAL ESTATE TAX

  Common Stock held by an individual Non-U.S. Holder at the time of his or her death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  Under current law, backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons who fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a United States person). Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder will be subject to back-up withholding unless applicable certification requirements are met.

  Payment of the proceeds of a sale of Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met or
(ii) the beneficial owner otherwise establishes an exemption.

  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

                                 UNDERWRITING

  Under the terms and subject to the conditions in the U.S. Underwriting Agreement dated the date hereof, each of the underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Smith Barney Inc. and are acting as the representatives (the "Representatives"), has severally agreed to purchase, and the Company has agreed to sell to each U.S. Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such U.S. Underwriter below:

       U.S. UNDERWRITERS                                        NUMBER OF SHARES
       -----------------                                        ----------------
       Smith Barney Inc........................................
                                                                   ----------
         Total.................................................    11,200,000
                                                                   ==========

  Under the terms and subject to the conditions contained in the International Underwriting Agreement dated the date hereof, each of the managers of the concurrent International Offering named below (the "Manager"), for whom Smith Barney Inc. is acting as the lead manager (the "Lead Manager"), has severally agreed to purchase, and the Company has agreed to sell to each Manager, shares of Common Stock which equal the number of shares set forth opposite the name of such Manager below:

       MANAGERS                                                 NUMBER OF SHARES
       --------                                                 ----------------
       Smith Barney Inc........................................
                                                                   ---------
         Total.................................................    2,800,000
                                                                   =========

  The U.S. Underwriters and the Managers (collectively, the "Underwriters") initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a concession
not in excess of $    per share below the public offering price. The U.S.
Underwriters and the Managers may allow, and such dealers may reallow, a
concession not in excess of $    per share to other U.S. Managers or to
certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the U.S. Underwriters and the Managers. Each of the U.S. Underwriting Agreement and the International Underwriting Agreement provides that the obligations of the U.S. Underwriters and the several Managers to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The U.S. Underwriters and the Managers are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase additional shares of Common Stock solely for the purpose of covering over-allotments, if any, in connection with the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, the U.S. Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number of shares of Common Stock set forth opposite the U.S. Underwriters' names in the preceding table bears to the total number of shares in such table.

  The Company has agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including liabilities under the Securities Act.

  The Company and its directors and executive officers have agreed, subject to certain limited exceptions, that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any Common Stock (or any securities convertible into or exercisable or exchangeable for Common Stock) or grant any options or warrants to purchase Common Stock.

  The U.S. Underwriters and the Managers have entered into an Agreement Between U.S. Underwriters and Managers pursuant to which the U.S. Underwriters have agreed that, as part of the distribution of the 11,200,000 shares of Common Stock offered in the U.S. Offering, (i) it is not purchasing any such shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, each Manager has agreed that as part of the distribution of the 2,800,000 shares of Common Stock offered in the International Offering (i) it is not purchasing any such shares for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person. Each Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the U.S. Underwriting Agreement, the International Underwriting Agreement and the Agreement Between U.S. Underwriters and Managers, including: (i) certain purchases and sales between the U.S. Underwriters and the Managers; (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion; (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as a Manager or by a Manager who is also acting as a U.S. Underwriter; and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person.

  Any offer of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the relevant province of Canada in which such offer is made.

  Each Manager has represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Public Offering of Securities Regulation 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from, or otherwise involving, the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of the shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exceptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction by the Company, the U.S. Underwriters or the Managers that would permit any offering to the general public of the shares of Common Stock offered hereby in any jurisdiction other than the United States.

  Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  Pursuant to the Agreement Between U.S. Underwriters and Managers, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for shares being sold by the U.S. Underwriters and the Managers, less all or any part of the selling concession, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between U.S. Underwriter and Managers, the number of shares initially available for sale by the U.S. Underwriters and by the Managers may be more or less than the number of shares appearing on the front cover of this Prospectus.

  In connection with the Offerings and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offerings. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Representatives or Lead Manager purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular U.S. Underwriter, Manager or syndicate member, the underwriting syndicate may require the U.S. Underwriter, Manager or syndicate member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) to the U.S. Underwriter, manager or syndicate member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  Any or all of the Underwriters may serve as a financial advisor to the Company and its affiliates from time to time in the future. Smith Barney Inc. served as financial advisor to the Company in connection with the Acquisition and has received customary fees in respect of such activities.

                                    EXPERTS

  The consolidated financial statements of SAFECO at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, incorporated by reference in the SAFECO Annual Report for the year ended December 31, 1996, have been incorporated by reference into this Prospectus and the Registration Statement (as defined below) and have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon also incorporated by reference in the SAFECO Annual Report, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of American States at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, included in the American States Annual Report for the year ended December 31, 1996, have been incorporated by reference into this Prospectus and the Registration Statement and have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon also included in the American States Annual Report, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the Common Stock will be passed upon for the Company by Perkins Coie, Seattle, Washington and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                             AVAILABLE INFORMATION

  The Company is, and American States prior to the Acquisition was, subject to the informational requirements of the Exchange Act and in accordance therewith files (or filed, with respect to American States prior to the Acquisition) reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such information may also be accessed electronically by means of the Commission's Web site (http://www.sec.gov). In addition, such reports, proxy statements and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006 on which certain securities of the Company are quoted and such reports, proxy statements and other information concerning American States may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which certain of American States securities were listed prior to the Acquisition.

  The Company has filed with the Commission a Registration Statement on Form S-3, of which this Prospectus forms a part (the "Registration Statement"), to register the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document do not purport to be complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items omitted from this Prospectus but contained in the Registration Statement may be inspected and copied as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Effective October 1, 1997, SAFECO acquired American States through the Acquisition. The following documents filed with the Commission pursuant to the Exchange Act by SAFECO and American States are incorporated into this Prospectus by reference and shall be deemed to be a part hereof:

    1. SAFECO's Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 1-6563);

    2. SAFECO's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 1997 (File No. 1-6563) and June 30, 1997 (File No. 1-6563);

    3. SAFECO's Current Report on Form 8-K filed with the Commission on June 24, 1997 (File No. 1-6563);

    4. The description of the Common Stock set forth in SAFECO's Registration Statement filed with the Commission under the Exchange Act (File No. 1-
  6563);

    5. SAFECO's Proxy Statement on Schedule 14A dated March 14, 1997 (File No. 1-6563);

    6. American States' Annual Report on Form 10-K, Form 10-K/A(1) and Form 10-K/A(2) for the year ended December 31, 1996 (File No. 1-11733);

    7. American States' Quarterly Reports on Forms 10-Q for the quarters ended March 31, 1997 (File No. 1-11733) and June 30, 1997 (File No. 1-11733);

    8. American States' Current Reports on Forms 8-K filed with the Commission on March 28, 1997 (File No. 1-11733) and June 17, 1997 (File No. 1-11733); and

    9. American States' Proxy Statement on Schedule 14A dated August 15, 1997 (File No. 1-11733).

  All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the Offerings shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from their respective dates of filing. Any statement made in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that another statement made in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any modified or superseded statement shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Unless otherwise indicated, all references in this Prospectus to documents "incorporated by reference" are to documents incorporated by reference into this Prospectus. The Company will provide without charge to any person to whom this Prospectus is delivered, on such person's request, a copy of any or all of the documents incorporated by reference (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to SAFECO Investor Relations, SAFECO Corporation, SAFECO Plaza, 4333 Brooklyn Avenue N.E., Seattle, Washington 98185. Telephone requests may be directed to SAFECO Investor Relations at (206) 545-5000.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION PROVIDED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Forward-Looking Information...............................................    2
Prospectus Summary........................................................    3
Selected Financial Information............................................    7
Unaudited Pro Forma Combined Condensed Financial Statements...............   11
Risk Factors..............................................................   17
Use of Proceeds...........................................................   20
Capitalization............................................................   21
Price Range of Common Stock and Dividend Policy...........................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   23
Business..................................................................   37
Management................................................................   54
Description of Capital Stock..............................................   57
Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders.......   59
Underwriting..............................................................   61
Experts...................................................................   64
Legal Matters.............................................................   64
Available Information.....................................................   64
Incorporation of Certain Documents by Reference...........................   65

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               14,000,000 SHARES

                               [LOGO OF SAFECO]

                              SAFECO CORPORATION


                                 COMMON STOCK


                                 ------------

                                  PROSPECTUS

                                      , 1997

                                 ------------

                               SMITH BARNEY INC.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                   INTERNATIONAL PROSPECTUS -- ALTERNATE PAGE
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED AUGUST 19, 1997

PROSPECTUS

                               14,000,000 SHARES

              [LOGO OF SAFECO    SAFECO CORPORATION
               APPEARS HERE]
                                 COMMON STOCK

                                   --------

  All the 14,000,000 shares of the Common Stock of SAFECO Corporation (the "Company") being offered hereby are being sold by the Company. The Common Stock of the Company is traded on the Nasdaq National Market ("Nasdaq") under the
symbol "SAFC." On          , 1997, the last reported sale price for the
Company's Common Stock on Nasdaq was $      per share. See "Price Range of
Common Stock and Dividend Policy."

  Of the 14,000,000 shares being offered, 2,800,000 shares are being offered outside the United States and Canada (the "International Offering") by the Managers and 11,200,000 shares are being offered in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offerings") by the U.S. Underwriters. The Managers and the U.S. Underwriters are collectively referred to as the "Underwriters." The Price to Public and the Underwriting Discounts and Commissions for each of the Offerings will be identical.

 SEE "RISK FACTORS" BEGINNING ON PAGE 17 OF THIS PROSPECTUS FOR A DISCUSSION OF
   CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE
                          COMMON STOCK OFFERED HEREBY.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================
                                                          UNDERWRITING
                                        PRICE TO          DISCOUNTS AND         PROCEEDS
                                         PUBLIC          COMMISSIONS(1)       TO COMPANY(2)
-------------------------------------------------------------------------------------------
Per Share                               $                   $                   $
-------------------------------------------------------------------------------------------
Total(3)                             $                   $                   $
===========================================================================================

 (1) For information regarding indemnification of the Underwriters, see "Underwriting."
 (2) Before deducting expenses estimated at $        payable by the Company.
 (3) The Company has granted to the U.S. Underwriters a 30-day option to
     purchase up to           additional shares of Common Stock solely to
     cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the Price to Public, Underwriting Discounts and
     Commissions and Proceeds to Company will be $         , $          and
     $         , respectively.

                                   --------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares
of Common Stock will be available for delivery on or about           , 1997 at
the office of Smith Barney Inc., 333 West 34th Street, New York, New York
10001.

                                   --------

                               SMITH BARNEY INC.
      , 1997

                   INTERNATIONAL PROSPECTUS -- ALTERNATE PAGE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION PROVIDED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Forward-Looking Information...............................................    2
Prospectus Summary........................................................    3
Selected Financial Information............................................    7
Unaudited Pro Forma Combined Condensed Financial Statements...............   11
Risk Factors..............................................................   17
Use of Proceeds...........................................................   20
Capitalization............................................................   21
Price Range of Common Stock and Dividend Policy...........................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   23
Business..................................................................   37
Management................................................................   54
Description of Capital Stock..............................................   57
Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders.......   59
Underwriting..............................................................   61
Experts...................................................................   64
Legal Matters.............................................................   64
Available Information.....................................................   64
Incorporation of Certain Documents by Reference...........................   65

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               14,000,000 SHARES

                               [LOGO OF SAFECO]

                               SAFECO CORPORATION


                                  COMMON STOCK


                                 ------------

                                   PROSPECTUS

                                       , 1997

                                 ------------

                               SMITH BARNEY INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the offering of the Common Stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission (the "Commission") registration fee and the Nasdaq additional listing fee:

   Securities and Exchange Commission Registration Fee................ $227,273
   Nasdaq Additional Listing Fee......................................   17,500
   Blue Sky Fees and Expenses.........................................     *
   Printing and Engraving Expenses....................................     *
   Legal Fees and Expenses............................................     *
   Accounting Fees and Expenses.......................................     *
   Transfer Agent Expenses............................................     *
   Miscellaneous......................................................     *
                                                                       --------
     Total............................................................ $   *
                                                                       ========

--------
* To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII of the registrant's Bylaws, as amended (the "Bylaws"), provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law.

  Section 23B.08.320 of the WBCA authorizes a corporation to eliminate or limit a director's personal liability to the corporation or its shareholders for monetary damages for conduct as a director, except in certain circumstances involving acts or omissions, intentional misconduct by a director or knowing violations of law by a director or distributions illegal under Washington law, or any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. Article VIII of the registrant's Restated Articles of Incorporation (the "Articles of Incorporation") contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

  Officers and directors of the registrant are covered by insurance (with certain exceptions and certain limitations) that indemnifies them against losses and liabilities arising from certain alleged "wrongful acts," including alleged errors or misstatements, or certain other alleged wrongful acts or omissions constituting neglect or breach of duty.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in this Registration Statement.

  The above discussion of the WBCA and the registrant's Bylaws and Articles of Incorporation is not intended to be exhaustive and is qualified in its entirety by reference to such statute, the Bylaws and the Articles of Incorporation.

ITEM 16. EXHIBITS

    1.1 Form of U.S. Underwriting Agreement (1)
    1.2 Form of International Underwriting Agreement (1)
    2.1 Agreement and Plan of Merger dated as of June 6, 1997 (incorporated by reference to the registrant's Current Report on Form 8-K filed with the Commission on June 24, 1997 (File No. 1-6563))
    2.2 Voting, Support, and Indemnification Agreement, dated June 6, 1997, by and among SAFECO Corporation and Lincoln National Corporation
         (incorporated by reference to the registrant's Schedule 13D dated June
         6, 1997)
    3.1 Amended and Restated Articles of Incorporation (incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 filed with the Commission on August 14, 1997 (File No. 1-6563) (the "Quarterly Report"))
    3.2 Bylaws (incorporated by reference to the Quarterly Report)
    4.1 Indenture, dated as of July 15, 1997, between the registrant and The
         Chase Manhattan Bank, as Trustee (incorporated by reference to the Quarterly Report)
    4.2 Form of Junior Subordinated Deferrable Interest Debenture (included in the Indenture incorporated by reference to Exhibit 4.1 to this Registration Statement and to the Quarterly Report)
    4.3 Certificate of Trust of SAFECO Capital Trust I (the "Trust") dated June
         18, 1997 (incorporated by reference to the Quarterly Report)
    4.4 Amended and Restated Declaration of Trust of the Trust, dated as of July 15, 1997, among the registrant, as sponsor, the Administrators thereof, Chase Manhattan Bank Delaware, as Delaware Trustee, The Chase
         Manhattan Bank, as Property Trustee and the holders from time to time of undivided interests in the assets of the Trust (incorporated by reference to the Quarterly Report)
    4.5 Form of Capital Security Certificate for the Trust (included in the
         Amended and Restated Declaration of Trust incorporated by reference to
         Exhibit 4.4 to this Registration Statement) (incorporated by reference to the Quarterly Report)
    4.6 Capital Securities Guarantee Agreement, dated as of July 15, 1997, between the registrant and The Chase Manhattan Bank, as Guarantee
         Trustee (incorporated by reference to the Quarterly Report)
    5.1 Opinion of Perkins Coie regarding legality of shares (1)
    8.1 Form of Opinion of Perkins Coie as to tax matters
   23.1 Consent of Ernst & Young LLP
   23.2 Consent of Perkins Coie (included in Exhibit 8.1)
   24.1 Power of Attorney (contained on the signature page hereto)

--------
(1) To be filed by amendment.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby further undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this 19th day of August, 1997.

                                          SAFECO CORPORATION

                                                    /S/ ROGER H. EIGSTI
                                          By __________________________________
                                                      Roger H. Eigsti
                                           Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

  Each person whose individual signature appears below hereby authorizes and appoints Boh A. Dickey and Rod A. Pierson, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 19th day of August, 1997.

              SIGNATURE                                 TITLE
              ---------                                 -----

         /S/ ROGER H. EIGSTI          Chairman of the Board and Chief Executive
 ____________________________________  Officer (Principal Executive Officer)
           Roger H. Eigsti


          /S/ BOH A. DICKEY           President, Chief Operating Officer and
 ____________________________________  Director
            Boh A. Dickey


          /S/ ROD A. PIERSON          Senior Vice President, Chief Financial
 ____________________________________  Officer and Secretary (Principal
            Rod A. Pierson             Financial Officer)


          /S/ H. PAUL LOWBER          Vice President and Controller (Principal
 ____________________________________  Accounting Officer)
            H. Paul Lowber

              SIGNATURE                 TITLE
              ---------                 -----
                                      Director
 ____________________________________
          Phyllis J. Campbell


         /S/ ROBERT S. CLINE          Director
 ____________________________________
           Robert S. Cline


          /S/ JOHN W. ELLIS           Director
 ____________________________________
            John W. Ellis


       /S/ WILLIAM P. GERBERDING      Director
 ____________________________________
         William P. Gerberding


         /S/ JOSHUA GREEN III         Director
 ____________________________________
           Joshua Green III


     /S/ WILLIAM W. KRIPPAEHNE, JR.   Director
 ____________________________________
       William W. Krippaehne, Jr.


        /S/ WILLIAM G. REED, JR.      Director
 ____________________________________
          William G. Reed, Jr.


         /S/ JUDITH M. RUNSTAD        Director
 ____________________________________
           Judith M. Runstad


          /S/ PAUL W. SKINNER         Director
 ____________________________________
            Paul W. Skinner


       /S/ GEORGE H. WEYERHAEUSER     Director
 ____________________________________
         George H. Weyerhaeuser

                                 EXHIBIT INDEX

  1.1 Form of U.S. Underwriting Agreement (1)
  1.2 Form of International Underwriting Agreement (1)
  2.1 Agreement and Plan of Merger dated as of June 6, 1997 (incorporated by reference to the registrant's Current Report on Form 8-K filed with the Commission on June 24, 1997 (File No. 1-6563))
  2.2 Voting, Support, and Indemnification Agreement, dated June 6, 1997, by and among SAFECO Corporation and Lincoln National Corporation
       (incorporated by reference to the registrant's Schedule 13D dated June
       6, 1997)
  3.1 Amended and Restated Articles of Incorporation (incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended
       June 30, 1997 filed with the Commission on August 14, 1997 (File No. 1-
       6563) (the "Quarterly Report"))
  3.2 Bylaws (incorporated by reference to the Quarterly Report)
  4.1 Indenture, dated as of July 15, 1997, between the registrant and The
       Chase Manhattan Bank, as Trustee (incorporated by reference to the Quarterly Report)
  4.2 Form of Junior Subordinated Deferrable Interest Debenture (included in the Indenture incorporated by reference to Exhibit 4.1 to this Registration Statement and to the Quarterly Report)
  4.3 Certificate of Trust of SAFECO Capital Trust I (the "Trust") dated June
       18, 1997 (incorporated by reference to the Quarterly Report)
  4.4 Amended and Restated Declaration of Trust of the Trust, dated as of July
       15, 1997, among the registrant, as sponsor, the Administrators thereof, Chase Manhattan Bank Delaware, as Delaware Trustee, The Chase Manhattan
       Bank, as Property Trustee and the holders from time to time of undivided interests in the assets of the Trust (incorporated by reference to the Quarterly Report)
  4.5 Form of Capital Security Certificate for the Trust (included in the
       Amended and Restated Declaration of Trust incorporated by reference to
       Exhibit 4.4 to this Registration Statement) (incorporated by reference to the Quarterly Report)
  4.6 Capital Securities Guarantee Agreement, dated as of July 15, 1997, between the registrant and The Chase Manhattan Bank, as Guarantee
       Trustee (incorporated by reference to the Quarterly Report)
  5.1 Opinion of Perkins Coie regarding legality of shares (1)
  8.1 Form of Opinion of Perkins Coie as to tax matters
 23.1 Consent of Ernst & Young LLP
 23.2 Consent of Perkins Coie (included in Exhibit 8.1)
 24.1 Power of Attorney (contained on the signature page hereto)

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(1) To be filed by amendment.